Exhibit 99.1

ATS CORPORATION

Annual Information Form

For the Year Ended March 31, 2025

TSX: ATS
NYSE: ATS

TABLE OF CONTENTS

ITEM DESCRIPTION     PAGE NO.

INFORMATION INCORPORATED BY REFERENCE	-	1	-
CORPORATE STRUCTURE AND HISTORY	-	1	-
OVERVIEW OF ATS AND GENERAL DEVELOPMENT OF THE BUSINESS	-	4	-
NARRATIVE DESCRIPTION OF THE BUSINESS	-	7	-
RISK FACTORS	-	14	-
DIVIDEND POLICY	-	38	-
CAPITAL STRUCTURE AND MARKET FOR SECURITIES	-	38	-
DIRECTORS AND OFFICERS	-	43	-
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	-	52	-
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	-	52	-
MATERIAL CONTRACTS	-	54	-
INTEREST OF EXPERTS	-	53	-
AUDIT COMMITTEE INFORMATION	-	53	-
COMPENSATION OF AUDITORS	-	56	-
TRANSFER AGENT AND REGISTRAR	-	56	-
ADDITIONAL INFORMATION	-	56	-
APPENDIX A	-	60	-

PRESENTATION OF INFORMATION

In this Annual Information Form ("AIF"), the terms "ATS" and the "Company" mean ATS Corporation. Unless otherwise noted, all references to "$" are expressed in Canadian dollars. References to fiscal years refer to the 12-month periods from April 1 to March 31.

INFORMATION INCORPORATED BY REFERENCE

This AIF is dated May 29, 2025, and the information provided herein is as of March 31, 2025, the end of the Company's fiscal year, unless otherwise indicated. The information that appears in the Company's Management's Discussion and Analysis for the fiscal year ended March 31, 2025 (the "fiscal 2025 MD&A") is hereby incorporated by reference, and forms part of this AIF. The fiscal 2025 MD&A is available on the Company's profile on SEDAR+ at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on the Company's website at www.atsautomation.com.

1.0 CORPORATE STRUCTURE AND HISTORY

The Company was founded in 1978 as a special purpose machine builder. ATS was established by way of an amalgamation of ATS Inc. and 988740 Ontario Limited under the laws of the Province of Ontario pursuant to the Business Corporations Act (Ontario) (the "OBCA") through articles of amalgamation dated July 31, 1992. ATS amended its articles on December 7, 1993 to subdivide its outstanding share capital on a four-for-one basis. ATS completed a Canadian initial public offering of its common shares ("Common Shares") and began trading on the Toronto Stock Exchange ("TSX") on December 22, 1993. ATS further amended its articles on each of November 27, 1996 and on November 27, 1997 to subdivide its outstanding share capital, in each case, on a two-for-one basis. On September 8, 1998, ATS amended its articles to reorganize its share capital to remove the maximum number of Common Shares which the Company is authorized to issue and to provide for an unlimited number of authorized Common Shares. On April 1, 2001, ATS was amalgamated with 1032123 Ontario Limited under the laws of the Province of Ontario pursuant to the OBCA.

On April 1, 2003, ATS was further amalgamated with Canadian Induction Processing Ltd., ATS Test Systems Inc., ATS Omex Inc. and Micro Precision Plastics Ltd. under the provisions of the OBCA. Prior to amalgamation with ATS, the above-named corporations were each wholly owned subsidiaries of ATS.

On November 21, 2022, the name of the Company was changed from "ATS Automation Tooling Systems Inc." to "ATS Corporation" and the ticker symbol for ATS' Common Shares on the TSX was changed from "ATA" to "ATS".

On May 25, 2023, the Company's Common Shares began trading on the New York Stock Exchange ("NYSE") under the ticker symbol "ATS", representing the Company's initial public offering in the United States. On May 30, 2023, the Company announced the closing of the initial public offering.

The registered and head office is located at 730 Fountain Street North, Cambridge, Ontario, N3H 4R7.

Intercorporate Relationships

The table below lists the principal subsidiaries of the Company as at March 31, 2025, the percentage of voting securities beneficially owned directly or indirectly by ATS and the jurisdiction of incorporation of each subsidiary.

Certain subsidiaries whose total assets did not represent more than 10% of the Company's consolidated assets or whose revenues did not represent more than 10% of the Company's consolidated revenues as at March 31, 2025 were omitted. The subsidiaries that were omitted represent, as a group, less than 20% of the consolidated assets and revenue of the Company at such date.

Company	Voting securities	Jurisdiction of incorporation
Advanced Applications GmbH	100%	Germany
ATS Assembly and Test, Inc.	100%	Michigan, USA
ATS Automation Global Services USA, Inc.	100%	Delaware, USA
ATS Automation LLC	100%	Delaware, USA
ATS Automation Solutions Limited	100%	United Kingdom
ATS Automation Tooling Systems GmbH	100%	Germany
ATS Food Technologies Inc.	100%	Delaware, USA
ATS Industrial Automation GmbH & Co. KG	100%	Germany
ATS Industrial Automation Inc.	100%	Ontario, Canada
ATS Industrial Automation s.r.o.	100%	Slovakia
ATS Ohio, Inc.	100%	Ohio, USA
ATS Process Automation Solutions Corp.	100%	Canada
ATS Test Inc.	100%	Ontario, Canada
Avidity Science (Zhejiang) Co., Limited	100%	China
Avidity Science KK	100%	Japan
Avidity Science Limited	100%	United Kingdom
Avidity Science Limited PCL	100%	Hong Kong
Avidity Science SAS	100%	France
Avidity Science, LLC	100%	Delaware, USA
Bel-Art Products	100%	New Jersey, USA
Bio Medic Data Systems, LLC	100%	Delaware, USA
BioDot Limited	100%	United Kingdom
BioDot Trading Shanghai, Co. Ltd.	100%	China
BioDot, Inc.	100%	California, USA
CFT (Beijing) Technology Co., Ltd .	100%	China
CFT Packaging USA Inc.	100%	Delaware, USA
CFT S.p.A	97.89%	Italy
Co.mac S.r.l	100%	Italy
Comecer India Private Limited	100%	India
Comecer Netherlands B.V.	100%	Netherlands
Comecer S.p.A.	100%	Italy
Comecer, Inc.	100%	Delaware, USA
Control and Information Management (CIM) Limited	100%	Ireland
CT Chemicals, Inc.	100%	Ohio, USA

DF S.r.l	100%	Italy
EndFlex, LLC	100%	Florida, USA
Genevac Limited	100%	United Kingdom
Heidolph Instruments Shanghai Limited	100%	China
Heidolph Korea Ltd.	100%	Korea
Heidolph NA, LLC	100%	Illinois, USA
Heidolph Scientific Products GmbH	100%	Germany
HSG Engineering S.r.l.	100%	Italy
Hydropac, LLC	100%	Delaware, USA
Industrial Automation Partners B.V.	100%	Netherlands
INIMCO B.V.	100%	Belgium
IPCOS B.V.	100%	Netherlands
IPCOS DOF B.V.	100%	Netherlands
IPCOS Engineering Solutions Private Limited	100%	India
IPCOS GROUP N.V.	100%	Belgium
IPCOS Inc.	100%	Delaware, USA
IPCOS N.V.	100%	Belgium
IPCOS POE Engineering Solutions Private Limited	100%	India
IPCOS UK Ltd.	100%	United Kingdom
Irta Dosificacio I Technologia S.L.	100%	Spain
IWK (Thailand) Ltd.	100%	Thailand
IWK India Private Limited	100%	India
IWK Packaging Systems, Inc.	100%	Delaware, USA
IWK Verpackungstechnik GmbH	100%	Germany
Kang Di Co., Ltd.	100%	China
MARCO Limited	100%	United Kingdom
NCC Automated Systems, Inc.	100%	Pennsylvania, USA
Odyssey Validation Consultants Limited	100%	Ireland
PA Process Automation Solutions (Shanghai) Co. Ltd.	100%	China
PA Solutions, Inc.	100%	Michigan, USA
Paxiom Automation Inc.	100%	Nevada, USA
Process Automation Solutions B.V.	100%	Netherlands
Process Automation Solutions GmbH	100%	Germany
Process Automation Solutions N.V.	100%	Belgium
Process Automation Solutions Pte. Ltd.	100%	Singapore
Process Automation Solutions s.r.o.	100%	Czech Republic
Process Automation Solutions SDN BHD	100%	Malaysia
Process Automation Solutions, Inc.	100%	Connecticut, USA
PT PAS ARGUS	100%	Indonesia
Raytec Service USA LLC	70%	California, USA
Raytec Vision S.p.A.	100%	Italy

ROLEC Prozess- und Brautechnik GmbH	100%	Germany
SAS Techn'Agro	100%	France
Siapi S.r.l.	100%	Italy
SP Industries, Inc.	100%	Delaware, USA
Triad Unlimited LLC	100%	Delaware, USA
WeighPack Systems Inc.	100%	Canada
Yazzoom B.V.	100%	Belgium
Zi-Argus Australia Pty Ltd.	100%	Australia
Zi-Argus Ltd.	100%	Thailand
Corporate holding companies
2269187 Ontario Inc.	100%	Ontario, Canada
ATS Acquisitions USA 2, Inc.	100%	Delaware, USA
ATS Automation Holdings Italy 2 S.r.L	100%	Italy
ATS Automation Holdings Italy S.r.l.	100%	Italy
ATS Automation Holdings Limited	100%	Ontario, Canada
ATS Automation USA Holdings 2, Inc.	100%	Delaware, USA
ATS Automation USA Holdings 3, Inc.	100%	Delaware, USA
ATS Automation USA Holdings 6, Inc.	100%	Ohio, USA
ATS Automation USA PA Holdings, Inc.	100%	Delaware, USA
ATS Delaware 1 LP	100%	Delaware, USA
ATS Delaware 5 LLC	100%	Delaware, USA
Automation Tooling Systems Enterprises England Limited	100%	United Kingdom
Automation Tooling Systems Enterprises GmbH	100%	Germany
Automation Tooling Systems Enterprises, Inc.	100%	Delaware, USA
Edstrom UK Holdings Limited	100%	United Kingdom
Kimberly Audrey Ltd.	100%	United Kingdom
Olimon Hungary Kft.	100%	Hungary
SV Edstrom Holdings, LLC	100%	Delaware, USA

2.0 OVERVIEW OF ATS AND GENERAL DEVELOPMENT OF THE BUSINESS

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly-diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, food & beverage, consumer products, transportation, and energy.

At May 29, 2025, the Company employed over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania.

ATS Business Model

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand. It applies the ATS Business Model ("ABM"), a management system developed by ATS, to enable these strategies, strive to outpace the growth of its chosen markets and drive year-over-year continuous improvement. To expand the Company's reach, management is focused on the development of new markets and business platforms, expansion of service offerings, including digital tools, investment in innovation and product development, and disciplined acquisitions that strengthen ATS. The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value. See "Strategy – ATS Business Model" in the fiscal 2025 MD&A.

Acquisitions

As part of its ongoing strategy to complement organic growth, ATS has acquired nine businesses over the past three years. The Company uses a four-part framework for assessing acquisitions: (i) market (including growth potential, barriers to entry, regulation and fit); (ii) strategic value of the target (technology, capability, platform, geographic presence); (iii) integration (including ability to operate, synergies and alignment with the ABM); and (iv) financial return (return on invested capital, strong profitability potential, earnings accretion).

Key Developments Over The Last Three Years

On November 21, 2022, the Company amended its articles in accordance with the OBCA to change its legal name from "ATS Automation Tooling Systems Inc." to "ATS Corporation". As part of the name change, the ticker symbol of the Company's Common Shares on the TSX changed from "ATA" to "ATS".

On December 8, 2022, the Company issued its annual Sustainability Report entitled "Stronger Together". Included in the report were recent highlights including: results of a formal materiality assessment using Global Reporting Initiative Standards Core, details of commitments undertaken by businesses within the Company and three new ESG goals.

On December 13, 2022, the Company announced that the TSX accepted a notice filed by the Company of its intention to make a Normal Course Issuer Bid (the "2022 NCIB"). Under the 2022 NCIB, ATS had the ability to purchase for cancellation up to a maximum of 7,335,032 Common Shares, representing approximately 10% of the public float of 73,350,323 Common Shares.

On December 22, 2022, the Company announced it had acquired IPCOS Group N.V. ("IPCOS"), a Belgium-based provider of process optimization and digitalization solutions with six locations across Europe, the United States, and India. IPCOS joined ATS' Process Automation Solutions ("PA") business to accelerate PA's strategy to drive productivity improvement through digital solutions.

On March 3, 2023, the Company announced it had acquired Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. ("ZIA"), subsidiaries of Zuellig Industrial Group. ZIA is a well-established, independent automation systems integrator serving Southeast Asia and Australia, with a strong focus on process control, factory floor automation, data center, and Industry 4.0 digitization solutions. ZIA joined ATS' PA business.

On March 28, 2023, the Company announced that it had acquired Triad Unlimited LLC ("Triad"), a U.S.-based reliability engineering service provider to North American and European markets. Triad will support ATS' after sales and service initiatives that focus on delivering customer value through the highest level of asset performance over the lifecycle of installed equipment.

On May 25, 2023, the Company commenced trading of its Common Shares on the NYSE, under the ticker symbol "ATS" and the Company announced on May 30, 2023 the closing of the initial public offering. As a result, ATS became a dual-listed company, trading on both the TSX and NYSE. In conjunction with the initial public offering in the United States, the Company sold 6,900,000 Common Shares at a price of U.S. $41 per share, for gross proceeds of U.S. $282.9 million.

On June 30, 2023, the Company announced that the board of directors of the Company (the "Board" or "Board of Directors") approved the adoption of a shareholder rights plan (the "Rights Plan") pursuant to a shareholder rights plan agreement entered into with Computershare Investor Services Inc., as rights agent, dated June 30, 2023. The Rights Plan was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover bid for the Company and to protect against "creeping bids", which involve the accumulation of more than 20% of the Company's Common Shares through purchases exempt from applicable take-over bid rules.

On July 5, 2023, the Company announced that it had acquired Yazzoom BV ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. Yazzoom joined ATS' PA business to broaden its process optimization and digitalization capabilities in key focus sectors.

On July 19, 2023, the Company announced that it had acquired Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. Odyssey joined ATS' PA business and provides expertise in delivering production process improvements through computer system validation.

On November 2, 2023, the Company issued its annual Sustainability Report entitled "Building Tomorrow Today". Included in the report were recent updates on several key topics, including: progress on previously disclosed sustainability goals, enhanced disclosure on governance, and ATS' strategic integration of sustainable operations.

On November 17, 2023, the Company announced it had acquired Avidity Science, LLC ("Avidity"), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications. Avidity bolsters ATS' value proposition for both new and existing customers by providing researchers confidence in their data during key stages of drug discovery, development and testing.

On December 13, 2023, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a Normal Course Issuer Bid (the "2023 NCIB"). Under the 2023 NCIB, ATS had the ability to purchase for cancellation up to a maximum of 8,044,818 Common Shares, representing approximately 10% of the public float of 80,448,183 Common Shares.

On February 7, 2024, the Company announced it had acquired IT.ACA. Engineering S.r.l ("IT.ACA"), an Italian automation system integrator. IT.ACA strengthens PA's market position in southern Europe, while also adding strong capabilities aligned with PA's in automation integration, digitalization, and production process optimization.

On March 27, 2024, the Company announced it had entered into an agreement with a fund managed by Mason Capital Management LLC (the "Selling Shareholder") and Scotiabank (the "Underwriter"), pursuant to which the Underwriter agreed to purchase, on a bought deal basis, 3,500,000 Common

Shares of ATS from the Selling Shareholder, at a price of $46.55 per Common Share for gross proceeds to the Selling Shareholder of approximately $163 million. The Company did not receive any proceeds from the sale of the Common Shares by the Selling Shareholder, and the Selling Shareholder retained a significant ownership stake in ATS.

On July 24, 2024, the Company announced that it had acquired Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis and pharmaceutical industries. Paxiom's product line complements ATS' packaging and food technology businesses and allow ATS to offer complete packaging and end-of-line solutions.

On August 21, 2024, the Company announced the closing of its private placement of $400 million aggregate principal amount of senior unsecured notes due 2032 (the "CAD Senior Notes"). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. ATS used the net proceeds from the offering of the CAD Senior Notes to pay outstanding amounts owed under the revolving line of credit available under its senior syndicated credit facility.

On September 3, 2024, the Company announced that it had acquired Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH, a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries.

On December 12, 2024, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a Normal Course Issuer Bid (the "2024 NCIB"). Under the 2024 NCIB, ATS has the ability to purchase for cancellation up to a maximum of 8,259,180 Common Shares, representing approximately 10% of the public float of 82,591,806 Common Shares.

On December 16, 2024, the Company issued its annual Sustainability Report entitled "Future in Focus". Included in the report were recent updates on several key topics, including: progress on previously disclosed sustainability goals, and first fiscal year activity of Board-level Sustainability Committee.

On December 19, 2024, the Company announced the closing of a private placement of an additional $200 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600 million. The additional CAD Senior Notes have identical terms and will be fungible with, and a part of a single series with, the $400 million CAD Senior Notes issued by the Company on August 21, 2024. ATS used the net proceeds from the offering of the additional CAD Senior Notes to pay outstanding amounts owed under the revolving line of credit available under its senior syndicated credit facility.

For additional information regarding the general development of ATS' business, and consideration paid for recent acquisitions, see the fiscal 2025 MD&A.

3.0 NARRATIVE DESCRIPTION OF THE BUSINESS

BUSINESS OVERVIEW

With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers custom automation solutions to customers designed to meet their volume and throughput requirements, lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is also building out its standard products and equipment portfolio and adding services and digital capabilities while growing its levels of reoccurring revenues. ATS is focused on expanding its market reach through its capabilities where high-value applications that are complex to manufacture and where quality is critical, align well with its strengths. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory. ATS and its subsidiaries serve customers in the following markets: (a) life sciences, (b) food & beverage, (c) consumer products, (d) transportation, and (e) energy.

Life sciences includes automation solutions for high performance medical devices and hand-held and on-body monitoring devices, automated solutions for assay and chip assembly that deliver reliable test results and diagnoses, general pharmaceuticals and radiopharmaceuticals, and automation solutions for large and small scale pharmacy and laboratory operations. ATS is able to offer a unique value proposition through automation and scalability and end-to-end manufacturing capabilities to deliver a customer-centric approach and drive global impact and growth.

Food & beverage includes automation solutions for food processing and packaging, including comprehensive solutions for fresh food packaging and inspection and convenience food preparation, utilization of filling technologies for a wide range of beverages, optical sorting, X-Ray and vision technology to specialize in inspection and quality control for varied food products, and high-speed and high precision applications for packaging solutions. Within the food & beverage vertical, ATS is focused on increasing and improving service levels to support customer demand, differentiating from competitors through continued innovation and diversity and broadening global reach by expanding into new markets or penetrating further into existing markets.

Consumer products includes automation solutions for the production and packaging of personal care items, cosmetics, and household goods, as well as technologies that support warehouse automation and distribution for retail and e-commerce channels. ATS leverages modular, high-speed platforms to deliver systems that enhance throughput, ensure quality, and optimize supply chain execution across a wide variety of consumer applications.

Transportation includes automation solutions that support the assembly and testing of automotive components and systems, primarily for electric vehicles. ATS offers specialized systems for the assembly and automation of battery modules and packs, motors, rotors and axels for electric vehicles ("EV"). Our solutions streamline material handling, assembly workflows, and testing technologies to optimize performance and efficiency in electric vehicle manufacturing.

Energy includes nuclear, solar and other green energy applications. Within nuclear, ATS supports the commissioning of new reactor builds, refurbishment, operational maintenance, and decommissioning activities across Canada Deuterium Uranium (CANDU) reactors, small modular reactors (SMRs) and large-scale nuclear reactors. ATS develops and delivers specialized systems to support customers in the Company's areas of specialization, including tubing, handling, nuclear fuel fabrication, factory automation of modular assemblies for new nuclear builds and nuclear waste handling. ATS is well positioned to serve as a strategic partner from the concept and design phases all the way to execution, with a focus on improving safety and reducing manual intervention in complex, regulated environments. ATS also has automation capabilities for stationary fuel cells used in industrial and grid backup and energy storage applications. ATS also supports customers in the oil and gas space.

ATS engages at varying points in customers' automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post-automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solution improvements, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary depending on the nature and complexity of the system and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed $1 million with varying durations, and can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.
In fiscal 2025, ATS did not have revenues from a single customer that amounted to more than 15% of the total consolidated revenues. For the year ended March 31, 2024, the Company had revenues from a single customer that amounted to 25.1% of total consolidated revenues.

COMPETITION

ATS sells its automation solutions (products, technologies and services) in competitive international geographies and industries. Competitors vary in size and capabilities and do not necessarily bid for work across all of ATS' target geographies and industries (see "Risk Factors - Competition Risk").

Management believes ATS has the following competitive strengths:

Global presence, size and critical mass: Although ATS has larger competitors, as many of the Company's competitors are smaller and operate with a narrower geographic and/or industrial market focus, ATS' global presence and scale provide advantages in serving multinational customers. ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, the United Kingdom, Thailand, Netherlands, Ireland, China, Czech Republic, Australia, Spain, France, Indonesia, Slovakia, Japan, Singapore, India, Ukraine, Malaysia, Brazil, Switzerland, Austria, and Mexico. ATS can deliver localized service through its network of over 85 locations globally. Management believes that ATS' scale and global footprint provide it with competitive and operational advantages in supporting large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers' global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience: ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS' broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,200 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets.

Product and technology portfolio: By having realized thousands of unique automation projects, ATS owns an extensive product and technology portfolio. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company's extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands: Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS' subsidiaries include several strong brands, such as: "Avidity", a designer and manufacturer of automated water purification solutions for biomedical and life sciences applications; "Scientific Products", a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market; "BioDot", a leading manufacturer of automated fluid-dispensing systems in the life sciences market; "Comecer", a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries; "Heidolph", a manufacturer of premium lab equipment for the life sciences and pharmaceutical industries; "NCC", a provider of engineered-to-order sanitary automation solutions and standalone precision conveyance equipment in the food & beverage industries; "MARCO", a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; "CFT", a specialist in the development and production of turn-key machines and systems for the food & beverage industries; "Paxiom", a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis, and pharmaceutical industries; "IWK", a specialist in the packaging market; and "Process Automation Solutions", a provider of innovative automation and digital solutions for process and production sectors (rebranded as "Orise" effective April 1, 2025). Management believes that ATS' brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

Trusted customer relationships: ATS serves some of the world's largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing, and service needs.

Total-solutions capabilities: Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects from ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-

automation consulting, total cost-of-ownership studies, lifecycle material management, and post-automation service, optimization, training and support.

SUPPLY OF COMPONENTS AND RAW MATERIALS

ATS sources a wide variety of purchased goods from many suppliers depending on the requirements of the automation system application. In addition to metals and supplies, the Company often buys items such as industrial robots, controllers, machine vision systems, computers, computer control software, machines, conveyor material handling devices, software, sensors, bearings, pneumatic and hydraulic valves and cylinders. Most equipment and other supplies that are integrated into automation systems are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. In the short term, ATS will continue to mitigate supply chain volatility, including volatility arising from evolving regulatory, geopolitical and tariff landscapes. Acceptable lead times are generally attainable in most key categories; however, supply chain volatility has been contributing to some lead time and cost uncertainty in the supply base over the past several quarters. To date, the Company has mitigated many of these supply chain disruptions through the use of alternative supply sources and savings on materials not affected by cost increases (see "Risk Factors - Availability of raw materials and other manufacturing inputs risk").

INTELLECTUAL PROPERTY AND INTANGIBLES

The success of ATS depends in part upon its ability to protect its brands, intellectual property, and proprietary technology. ATS relies primarily on patent, trademark, trade secret, copyright law, and other contractual restrictions to protect its intellectual property. The Company holds various patents and patents pending in respect of several of its standard products, automation platforms, and technologies (see "Risk Factors - Intellectual property risks").

RESEARCH AND DEVELOPMENT

Projects undertaken for the supply of new automation equipment typically involve considerable custom engineering that may include unique applications requiring research and development and innovation. Expenditures related to these activities are often incorporated in project costs. The Company also engages in developing its own standard products and technologies that can be integrated into a range of applications for customers to reduce risk, improve value and enable more effective production. Costs for the development of its own products and technologies are borne by the Company.

CYCLICALITY

The purchase of capital equipment is cyclical in nature. Changes in economic conditions, product lifecycles and customer product demand within ATS' markets may impact Order Bookings and revenues and the Company's earnings. To the extent the Company has not secured new Order Bookings sufficient to replace any reduction or loss of business that may arise under individual material contracts, the future impact on revenues and earnings of ATS may be materially negative. Operating performance quarter to quarter may also be affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of third-party content delivery and by the timing of business acquisitions. The Company's broad customer base and its strategy of diversification through participation in different industries and geographic regions are intended to provide opportunities to generate new revenue and help reduce cyclical risk associated with individual markets. However, because of globalization of markets, economic downturns may be broad-based across regions and industries (see "Risk Factors - Macroeconomic condition risk").

ATS typically experiences some seasonality with its Order Bookings, revenues, and earnings from operations due to employee vacations, seasonality of growing seasons within the food industry, and summer plant shutdowns by its customers (see "Risk Factors - Pricing, quality, and delivery risk").

Order Bookings and Order Backlog are supplementary financial measures. See "Non-IFRS and Other Financial Measures" in the fiscal 2025 MD&A for an explanation of such measures.

EMPLOYEES

As at March 31, 2025, ATS employed over 7,500 people, including many employees skilled in engineering, software design development, program management, skilled trades, and assembly.

ETHICAL BEHAVIOUR AND DIVERSE PERSPECTIVES

The Company is committed to managing its activities in an ethical manner in all aspects. The Company's Board of Directors approved the Code of Business Conduct (the "Code") that applies to Company directors, officers, and employees, all of whom must review the Code on an annual basis. Everyone at ATS has an obligation to report any violation of the Code that comes to their attention. Several reporting channels, including a confidential 24/7 hotline monitored by an independent third party are available to employees. The Company's Supplier Code of Conduct sets clear expectations of performance, including ethical conduct, for all supply partners.

The Board recognizes that a broad range of skills and expertise among its directors supports a balanced and comprehensive consideration of matters. To that end, the Board maintains a Board diversity policy that recognizes the importance of diverse perspectives and experience and the positive impact this has on decision-making and shareholder value. The Board also recognizes its obligation to promote development and inclusivity as part of the ATS corporate culture.

WORKPLACE HEALTH AND SAFETY

The Company maintains active and extensive health and safety programs at each of its operations and operates according to a global health, safety, and environment policy statement: "There is nothing that we will do today that is more important than protecting the health and safety of our employees." The ATS Global Health, Safety and Environmental Management System governs all operations and defines how the Company identifies, assesses, and controls occupational safety and environmental risks. Internal audits are conducted regularly, and action plans are used to address opportunities to improve. Risk areas include lock out/tag out, robot safety, and electrical safety/arc flash prevention.

ENVIRONMENTAL MATTERS INCLUDING CLIMATE CHANGE

The Company's operations are subject to regulation under various provincial, federal, state and international laws relating to environmental protection. Historically, the costs associated with compliance have not been material to the Company. These and other environmental laws may become more stringent over time, may be instituted and enforced in other jurisdictions where the Company operates, and may require ATS to incur substantial compliance costs.

ATS recognizes the long-term challenge posed by climate change and is committed to responsible management of the environment. The Company tracks emissions across its operations and publicly discloses Scope 1 (direct emissions), Scope 2 (indirect emissions), and Scope 3 (specifically, the Company discloses emissions attributed to employee commuting and business travel) in its annual Sustainability Report.

The Company cannot currently predict the effects, if any, of more stringent greenhouse gas ("GHG") regulations on its customers. However, ATS serves the solar and nuclear energy markets where it enables customers to develop and produce sources of energy production that do not contribute to greenhouse gas. Management believes markets where sustainability requirements are an increasing focus for customers, including grid battery storage, consumer goods packaging, as well as EV and nuclear, provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals.

FOREIGN OPERATIONS

ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, Thailand, the United Kingdom, Netherlands, Czech Republic, China, Slovakia, Ireland, India, Singapore, Mexico, Spain, France, Ukraine, Malaysia, Brazil, Switzerland, Austria, Indonesia, Japan, South Korea, and Australia. ATS can deliver localized service through its network of over 85 locations globally. In addition to foreign exchange risk, ATS is also subject to various other risks associated with operating in or servicing customers in foreign countries (see "Risk Factors - Doing business in foreign countries risk"). The Company is dependent upon its foreign subsidiaries to serve its multinational customer base. Management believes that ATS' scale and global footprint provide it with competitive and operational advantages in supporting large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers' global operations. Expanding ATS' business in emerging markets is an important element of its strategy and, as a result, ATS' exposure to the risks of operating in foreign countries may be greater in the future. The likelihood of such occurrences and their potential effect on ATS vary from country to country and may be unpredictable.

In order to address certain of the risks associated with operations in emerging markets, ATS has adopted additional procedures relating to the internal controls of its foreign subsidiaries. For each foreign subsidiary there is a management certification process in place at the divisional General Manager, Controller, and other management levels. This certification process, as well as the entire internal control framework, is similar across all subsidiaries and business units of the Company. Also, the results of each subsidiary are reviewed at the corporate level. This control is designed to highlight any material errors in divisional reporting. Management’s assessment of internal control over financial reporting is more fully described in the Company's Annual MD&A under the heading "Internal Control over Financial Reporting."

Although ATS' operations in China are not considered material in the context of ATS' consolidated operations, the commercial and legal environment described below raises particular risks. See "Risk Factors – Risks related to operations in China". ATS' operations in China are carried out through seven wholly owned subsidiaries, each with its own legal representative (either the Chair of its Board of Directors or Executive Director or the General Manager). The Chair or Executive Director has the statutory power to represent and bind the Company without specific separate authorization. In practice, this means the legal representative will sign contracts, government filings, and other documents on behalf of the Company.

Under Chinese law, each of ATS' Chinese subsidiaries is required to have at least one supervisor. The role of the supervisor is to supervise the directors of the subsidiary and senior management to ensure they are fulfilling their fiduciary duties. In practice, since ATS' Chinese entities are owned by ATS, as sole shareholder, the supervisors of the entities generally do not exercise their powers, leaving the

General Manager to do so. Under Chinese law, a corporation established in China is required to appoint a legal representative. The legal representative may be held personally accountable for actions carried out by the applicable Chinese company. The legal representative is exposed to personal risks for acts and omissions, either individually, or by the company and its employees. The articles of ATS' Chinese subsidiaries do not provide for any variation to the role, powers, and responsibilities of the legal representative, other than those as typically provided under Chinese law. The legal representative represents the company and is responsible for performing duties and powers on behalf of the company in accordance with applicable Chinese laws and the company's articles of association. Most company registration or change filing-related formalities require the wet signature of the legal representative, however the legal representative also is typically provided a personal seal which serves as a formal signature for some other authorities or bank formalities. The legal representative's name is recorded on the Company's business license, which is publicized online.

There are certain procedures to be followed to legally remove a legal representative, directors, and officers of an entity under Chinese law, which may delay the effective date of a change in legal representative.

The minute books, seals (or chops), and records of the six Chinese subsidiaries are kept in a secure location accessible only to authorized personnel. Chinese law requires the use of chops by corporate entities for certain contracts, invoices, legal documents and financial documents. Each of the China subsidiaries has an Official Chop (used for legal documents, and announcement), Financial Chop (used for financial documents such as banking and cheques), Contract Chop (used to sign contracts with external parties), Invoice Chop (used on official company invoices), and Legal Representative Chop (used for company announcements and any other official documents that require it). These chops are essential to Chinese subsidiaries' ability to enter into contracts, conduct banking activities, and undertake day-to-day corporate and business activities.

REORGANIZATIONS

As part of its continuous improvement approach, management regularly reviews the Company's operations to ensure alignment with market opportunities, and to achieve optimal structural and cost efficiencies. In the past three fiscal years, management has successfully completed three regional reorganizations.

In fiscal 2023, the Company completed a reorganization plan to remove unnecessary management positions in targeted areas across its global operations to improve its cost structure. The Company recorded restructuring expenses of $27.5 million in fiscal 2023 in relation to this reorganization.

In fiscal 2024, the Company completed a reorganization plan to improve its cost structure and reallocate investment to growth areas. The Company recorded restructuring expenses of $22.8 million in fiscal 2024 in relation to this reorganization.

In fiscal 2025, the Company completed a reorganization plan to reduce the cost structure of its transportation-related businesses. The Company recorded restructuring expenses of $24.0 million in fiscal 2025 in relation to this reorganization.

4.0 RISK FACTORS

In addition to the discussion of risks faced by the Company contained above in this AIF (see "Narrative Description of the Business"), there are various other risks faced by the Company. The risks and uncertainties described below are not the only ones facing ATS. Additional risks and uncertainties that management is not aware of or has not focused on, or that management currently deems immaterial, may also impair the Company's business operations. If adverse effects of any of the following risks materialize, they could materially and adversely affect ATS' business, financial condition, liquidity, or results of operations.

MACROECONOMIC, GEOPOLITICAL AND OTHER RISKS

International trade risk. Current international, multinational, and/or bilateral trade agreements and tariffs and trade disputes in effect from time to time can significantly impact ATS and its subsidiaries' businesses and financial performance. Such trade agreements, disputes and tariffs can impact the demand for, and cost and production of, ATS and its subsidiaries' products. The continuation or increase of existing tariffs, the implementation of new tariffs, and/or the existence or escalation of trade disputes from time to time could have a material adverse effect on the financial results and profitability of ATS and its subsidiaries. In addition, such tariffs and disputes can, among other things, disrupt global and local supply chains, distort commodity pricing, impair the ability of ATS and its subsidiaries to make long-term investment decisions, create volatility in relative foreign exchange rates, contribute to stock market volatility and impair the ability of ATS' customers to make efficient long-term investment decisions. In particular, the imposition of tariffs and/or escalation of trade disputes which interfere with supply chains could have a material adverse effect on the Company's operations and profitability.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, sanctions, foreign affairs, manufacturing and development and investment in the territories and countries where the Company or its customers operate, could have an adverse effect on the financial results and profitability of the Company and its subsidiaries and their operations. Various tariffs have been announced by the U.S. and have resulted in certain retaliatory tariffs by certain countries. Some of these tariffs apply to certain countries in which the Company operates. Even though some of these announced tariffs have been temporarily paused, such tariffs could be reinstated or new tariffs could be introduced. Any such tariffs currently in effect or that may be introduced may have a material adverse effect on the Company's business operations and financial condition. In addition, the uncertainty as to whether additional tariffs or trade policies will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have, and may continue to have, a negative impact on countries in which the Company operates and on the global economy generally. Consequently, such impact may adversely affect the Company's business operations and financial condition.

Macroeconomic condition risk. A recession, slowdown and/or sustained downturn in the economy (or any particular segment thereof), including lower growth rates, higher unemployment rates, rising interest rates, limited availability of capital, decreases in consumer spending rates, availability and cost of energy, inflation, and other economic measures impacting the markets the Company serves may have a material adverse effect on the Company's business, results of operations, cash flow, financial condition, order bookings and the price of the Common Shares. A recession, slowdown and/or sustained downturn in the economy may also have the effect of heightening certain other risks described herein and in the documents incorporated by reference herein. There can be no assurance that any governmental action will be taken to curb or prevent a recession, slowdown and/or sustained downtown or that any governmental action taken will be effective. A recession, slowdown and/or sustained downtown may also lead to instability in credit and equity markets, affect the Company's ability to finance its operations, or finance on favourable terms. The impact of any recession, slowdown and/or sustained downturn on the financial condition, cash flows, operations, credit risk, liquidity and availability of credit of the Company is uncertain and cannot be predicted. Management will continue to monitor and assess the risk and potential impact of any recession, slowdown and/or sustained downturn on its judgments, estimates, accounting policies and amounts recognized in the consolidated financial statements.

Geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, or other disruptive risks. The Company has a substantial physical presence and operations outside of North America, including in Europe. The ongoing conflicts in Ukraine and the Middle East and the global response to these conflicts has resulted in significant uncertainty related to the global economy. Should these conflicts expand beyond these regions, or should other geopolitical disputes and conflicts emerge in other regions, it could result in adverse effects on the Company's operations. In addition, the extent and impact of political instability resulting from, and sanctions imposed in connection with, the conflicts in Ukraine and the Middle East, as well as the conflicts themselves, may cause financial market volatility, impact the global economy and the markets in which the Company operates, and have the effect of heightening certain other risks described in this section. In particular, there may be an increased risk of cyberattacks by state actors or criminal elements. Any increase in such attacks on the Company or its systems could adversely affect its platforms, networks, systems, or other operations. The Company may not be able to address these cybersecurity threats proactively or implement adequate preventative measures, and it may be unable to promptly detect and address any such disruption or security breach, if at all.

Other acts or threats of war or terrorism, international conflicts, political instability, natural or other disaster, and the actions taken by governments could create economic instability and could cause damage to or disrupt ATS' business operations, suppliers, or customers. Although it is not possible to predict such events or their consequences, these events could decrease demand for the Company's products and services or make it difficult or impossible for the Company to deliver products and services. If ATS cannot complete its contracts on time, it may be subject to potential liability claims from its customers.

With a limited number of manufacturing facilities, including some in lesser developed countries, if operations at any one of these facilities were disrupted as a result of geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, the Company's business could be seriously harmed because the Company may be unable to complete and ship an automation system, product, or parts to customers in a timely fashion. The impact of any disruption at one of ATS' facilities may be exacerbated if the disruption occurs at a time when the Company needs to rapidly increase capacity to meet increased demand or expedited shipment schedules.

Availability of raw materials and other manufacturing inputs risk. Inability to secure enough raw materials and other inputs to meet sales demands could negatively impact sales and earnings. Most equipment and other supplies that are integrated into automation systems and products are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. Changes in prices for raw materials may not be recoverable through price changes under the contract terms with the Company's customers. Rapid changes in raw material costs are likely to have a related impact on the profitability of ATS.

During fiscal 2025, as a result of inflation, and labour shortages, there have been disruptions in global supply chains leading to longer lead-times and cost increases on certain raw materials and components used by the Company. Mitigation techniques have been used to minimize the impact felt by the Company to date, however, further cost increases, or prolonged disruptions could impact the timing and progress of the Company's margin expansion efforts and the timing of revenue recognition.

STRATEGIC RISKS

Strategy execution risks. In order to be successful, the Company must successfully execute upon its strategic initiatives and effectively manage the resulting changes in its operations. The Company's assumptions underlying its strategic plans may not be correct, the market may react negatively to these plans, the Company may be unable to successfully execute these plans, and even if successfully executed, its actions may not be effective or may not lead to the anticipated benefits within the expected time frame.

Management has made, and will continue to make, judgments as to whether the Company should limit investment in, exit, or dispose of businesses that become non-core because of market changes, poor performance, or decisions to reallocate capital for higher returns. Any such actions may not proceed on terms or timing that are favourable to ATS, or at all, and may expose ATS to ongoing risk and exposure post-execution. ATS' inability to proceed with such actions on terms and timing favourable to it may have a material adverse effect on the Company's business, results of operations, and financial condition.

Any decision by ATS to further limit investment in, exit, or dispose of non-core businesses may result in the recording of additional restructuring and other charges. As well, future decisions respecting any such business or market conditions may trigger write-downs of the tangible and intangible assets following a review as to their recoverability. This is due to uncertainties in the estimates and assumptions used in asset valuations, which are based on forecasts of future business performance, and accounting estimates related to the useful life and recoverability of the net book value of these assets, including inventory, goodwill, net deferred income taxes, and other intangible assets.

Acquisition risks. ATS will continue to seek growth through acquisition within the context of its established process. Acquisitions may expose the Company to a number of risks, including but not limited to:

•assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated;
•valuation methodologies that do not accurately capture the value of the acquired business;
•failure to realize anticipated acquisition benefits, such as cost savings and revenue enhancements/synergies;
•difficulties relating to combining previously separate entities, where applicable, into a single, integrated, and efficient business;
•the effects of diverting management's attention from day-to-day operations to matters involving the integration of acquired companies;
•potentially substantial transaction costs associated with business combinations;
•potential impairment resulting from acquisition overpayment;
•difficulties in assimilating the personnel, services, and systems of an acquired business, and in assimilating marketing and other operational capabilities;
•increased burdens on the Company's staff and on its administrative, internal control, and operating systems, which may hinder its legal and regulatory compliance activities; and,
•difficulties in applying and integrating the Company's system of internal controls to an acquired business.

The Company seeks to leverage its organizational structure, the ABM, and related business processes and experience to successfully integrate acquired businesses. If the Company is unable to identify, invest in and successfully acquire and integrate new businesses, and implement new equipment, systems, processes and facilities, the Company may be unable to expand its business as planned.

While the Company often obtains indemnification rights from the sellers of acquired businesses or purchases insurance to cover potential losses, such rights may be limited in nature, may be difficult to enforce, the losses may exceed any indemnification caps, dedicated escrow funds or insurance coverage, and the indemnitors may not have the ability to financially support the indemnity.

In addition, there is no assurance that ATS will continue to locate suitable acquisition targets or that it will be able to consummate any such transaction on terms and conditions acceptable to ATS. Existing cash balances and cash flow from operations, together with borrowing capacity under its senior secured credit facility, may be insufficient to make acquisitions. Credit and equity market conditions may also make it more difficult and costly to finance acquisitions. Through acquisitions, the Company may also enter into business activities or markets where it has limited or no experience. This would expose it to additional business risks that are different than those it has traditionally experienced.

Technology and innovation risk. While the Company continues to invest in technology and innovation, which are vital for long-term growth, the industries in which the Company operates are experiencing significant changes and disruptions driven by technological advancements. The Company's ability to foresee technological changes and successfully develop and launch new and improved products or manufacturing processes in a timely manner will be crucial for maintaining competitiveness. Moreover, the success of ATS hinges on the capacity to attract, develop, and retain employees with necessary technical or software skills. Should the Company fail or perform worse than its competitors in consistently creating innovative products or processes, the Company might face competitive disadvantages in securing new business and may not be able to recover all or part of the engineering, research, and development expenses, potentially resulting in a material adverse impact on profitability, financial condition, and ability to fully execute its corporate strategy.

Artificial intelligence risk. The Company offers certain artificial intelligence ("AI") and machine learning based software solutions to some of its customers. The development, use and application of AI continues to rapidly evolve and the pace of AI innovation continues to accelerate. While AI presents opportunities, it also involves risks such as flawed algorithms, insufficient or biased datasets, and ethical concerns that may lead to legal liability, reputational harm, and operational disruptions. The Company's ability to mitigate these risks will impact the adoption and success of its AI-powered solutions. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, subjecting the Company to competitive harm, legal liability, and brand or reputational harm. Additionally, if the Company is slow to innovate or adopt new AI technologies, its solutions may be less competitive, and could negatively affect the Company's business. New laws and regulations, or the interpretation of existing laws and regulations, in any of the jurisdictions the Company operates in may also affect the use of the Company's AI powered solutions and expose the Company to government enforcement or civil suits. Further, the potential for AI systems, including AI products developed and sold by the Company to malfunction or be tricked or hacked, leading to unreliable output, unpredictable data breaches and financial losses is another risk faced by the Company. To address these risks, the Company is taking a proactive approach to AI governance, including review and testing of the Company's products, as well as ongoing training and development of our workforce to support any transition to AI-enabled operations or products. However, due to the inherent complexity of AI, there is no guarantee that the Company will be able to effectively mitigate the risks associated with its use.

New product and/or services market acceptance, obsolescence, and commercialization risk. Market risk for new or developing technologies such as automation technology platforms is higher than for the Company's more established customer solutions and products. Developing new products and services requires high levels of innovation, and the development process is often lengthy and costly. There is no assurance that new products or services will be accepted by the market, that planned volumes will be realized over the product life, or that the product or service life will not be shorter than expected due to obsolescence or competitive products in the marketplace. New products or services that are launched by ATS, or its competitors, may also have price or other advantages over earlier generations of products which compete for the same business, resulting in inventory obsolescence. In addition, newer offerings may also require more significant marketing and sales efforts to gain market acceptance.

OPERATIONAL RISKS

Security breaches or disruptions of information technology systems risk. ATS utilizes a variety of information technology systems to manage and operate its businesses. These information systems may be owned and maintained by the Company or outsourced to providers, and may be managed on premise or through hosted cloud services. These information systems are subject to attacks, failures, and access denials from a number of potential sources including hackers, malware, viruses, destructive or inadequate code, power failures, and physical damage to computers, hard drives, communication lines, and networking equipment. Despite the implementation of extensive security measures (including access controls, data encryption, vulnerability assessments, continuous monitoring, security operations controls, and maintenance of back-up and protective systems), the Company's information technology systems are potentially vulnerable to interruptions or delays, ransomware, unauthorized access, computer viruses, cyberattack, and other events, ranging from individual attempts to advanced persistent threats. It is possible a security breach could result in theft of trade secrets or other intellectual property, or disclosure of confidential customer, supplier, or employee information. Should the Company be unable to prevent security breaches, disruptions could have an adverse effect on the Company's operations and financial results, as well as expose the Company to litigation, increased cybersecurity protection costs, and reputational damage.

Pricing, quality, and delivery risk.
ATS is required to remain competitive on price, quality, and delivery as a condition of many of its contracts. Pricing is often subject to revision and adjustment as a result of negotiations and cost reduction obligations to which the Company may be subject. Price reductions may also be mandatory under the terms of some contracts. The Company may also believe it's necessary to voluntarily reduce prices as a way to secure higher proportions of customers' orders when competitive circumstances exist. To the extent ATS is obligated or agrees to reduce prices, and the impact of these reduced prices is not offset through cost reductions or efficiencies gained from higher volumes, operating margins and earnings will be negatively impacted. In addition, in order to respond to tariffs, the Company may have to adjust its pricing (either by potentially increasing pricing or by absorbing certain costs in order to refrain from increasing prices), and any such adjustments could affect volumes or operating margins and earnings. Failure to remain competitive on price, quality, and delivery may result in the loss of single-source status (if in place), reduced shipments, and possible termination of the contract.

First-time program and production risks. Many of the automation systems and services provided by ATS are customized. Customers may also purchase duplicate (or repeat) automation systems subsequent to an initial system purchase. ATS' earnings and operating margins may be impacted by changes in the proportion of revenue derived from first-time automation systems projects compared to more standardized automation systems and products and repeat automation systems projects. First-time systems may have lower margins than standardized systems or repeat systems because the technical risks associated with the development of such projects are higher. The costs of non-recurring engineering and development may also be higher than the amounts provided for in the Company's quotation. In addition, all first-time projects inherently involve higher risk in terms of the accuracy of cost estimates, the potential for project schedule delays, and challenges in project execution. Standardized systems and repeat systems may be completed more quickly, with greater certainty of outcome, at lower costs, and with better margins because the development work was completed previously. Projects from first-time customers also have increased risk of lower margins as customer expectations may vary from those of the Company, resulting in higher costs to achieve customer acceptance of the order.

Expansion risks. The Company may experience negative impacts on operating results during periods of rapid change. New employees added in highly skilled areas may take 12 months or more to become fully-trained in ATS-specific technologies and procedures. New facilities may not be fully utilized immediately upon occupancy. Until new employees and new facilities are fully productive, operating margins may be lower than optimal. In addition, because of high recruiting and training costs, and the competitive advantages of retaining a stable and experienced workforce, the Company may retain skilled workers during periods of reduced demand resulting in lower earnings and operating margins during such periods. ATS' strategy addresses expansion and a number of other objectives. There is potential for negative sentiment towards the Company and resulting impairment of the Company's reputation if this strategy does not meet with optimal reception by ATS' customers and/or the market in general, or in the event of customer disputes or other performance issues.

Automation systems pricing risk. Prices and terms for individual contracts are typically negotiated between ATS and its customers. Profit margins vary depending on a number of factors, including, but not limited to, market conditions, technical risk, accurate cost estimates, project execution, competition, the results of negotiation, and revenue mix.

The nature of the Company's contracts with its customers requires the use of estimates to quote new business and many contracts are entered into on a fixed-price basis. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company's earnings may be negatively affected. Revenues on fixed-price contracts and other long-term contracts are usually recognized on a percentage of completion basis as outlined in note 3(c) "Revenue" of the Company's audited consolidated financial statements for fiscal 2025. Judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. The use of estimates involves risks, since the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specifications, the extent of which is sometimes not determinable at the time the estimate is made. In the event the Company is unable to meet the defined performance specification in a contract, it may need to rework (potentially including redesign and rebuild) all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or require a refund of the purchase price if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to liabilities or adversely affect the Company's results of operations or financial position.

Revenue mix risk. An automation systems order typically requires ATS to integrate third-party content (third-party equipment, components, and subcontract work) with its own products and services (ATS value-added) to produce a complete automated manufacturing system. Third-party content typically comprises a significant portion of the total value of an automation systems order. Specific third-party equipment, reflecting the functional requirements of the system, is sometimes required under the terms of a customer's order. ATS also subcontracts work on an automation systems order as required to supplement internal resources and to manage capacity and customer delivery schedules. The amount of revenue ATS earns from third-party content in automation systems in a particular reporting period depends primarily on the value of such content integrated by ATS during that period. The amount of third-party content may be subject to significant fluctuations from period to period and depends upon the nature and specifications of the orders in process, the value and timing of deliveries of third-party content, and the amount of subcontracting used in the period.

The Company may earn lower margins on third-party content compared to margins from ATS value-added content. Therefore, higher-than-normal third-party content in a period may increase revenues while diluting margins, whereas lower third-party content in a period may reduce revenues and increase margins.

Product failure risks. Products and equipment manufactured by ATS are often customized, highly complex, and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in ATS' products or equipment after they are delivered to the customer and have been fully deployed and operated under peak stress conditions. Correcting such defects could require significant costs and ATS may not be able to correct such defects in a timely manner, or at all. In addition, some of ATS' products and equipment are combined with products from other suppliers, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. The occurrence of such defects and failures could result in delays in delivery, warranty claims, significant re-engineering costs, and diversion of development and engineering resources that affect the profitability of a particular contract. It could also result in the loss of customers, failure to attract new customers or achieve market acceptance, and have a significant impact on the Company's reputation.

Certain of ATS' customers and/or government regulators have the ability to initiate recalls of safety products. Product recalls by customers may place ATS at risk for certain costs relating to recalls, even in situations where ATS disputes the need for a recall or the responsibility for any alleged defect. The obligation to compensate customers for the repair or replacement of defective products they sold could have a material adverse effect on ATS' operations and profitability. To the extent such obligations arise as a result of a product recall, ATS may face reputational damage, and the combination of administrative and product replacement- related compensation for which ATS may not be insured could have a material adverse effect on profitability.

ATS provides warranties for its products and equipment and accrues allowances for estimated warranty costs. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace the products or equipment under warranty. Management establishes warranty reserves based on historical warranty costs, and accordingly, if actual return rates or repair and replacement costs differ significantly from such estimates, adjustments to recognize additional cost of sales may be required in future periods.

ATS often manufactures or assembles automation systems and products based on the specifications of third parties. Although the Company does not believe it would be liable for a customer's product liability claim arising from a customer's manufacturing of a product using ATS' automation system or product, and although it takes steps to contractually reduce the risk of product liability-related claims, the success of these measures cannot be assured with certainty. The effectiveness of such contractual limitations on liability depends, to a significant degree, on judicial decisions and the application of ever-developing jurisprudence in each of the jurisdictions in which the Company operates. These liabilities could exceed ATS' insurance coverage or impact the Company's ability to obtain insurance in the future.

Availability of human resources and dependence on key personnel risks. Management believes that to increase capacity, it must continue to attract, retain, and develop employees whose specialized skills are increasingly in demand. The Company's future success also depends upon a number of key members of ATS senior management. The unexpected loss or departure of any of the Company's key officers or employees could be detrimental to the future operations of the Company. There can be no assurance that the Company will be able to engage the services of such personnel or retain its current personnel.

The industries in which ATS participates are constantly undergoing development and change, and it is likely that their automation needs will change in the future as new products and technologies are introduced. The Company may need to make significant expenditures to train its employees and/or identify and hire new employees to keep pace with customer demands. ATS may not be successful in retaining existing employees or attracting required new talent.

ATS is party to several collective labour agreements throughout its business segments, which may be subject to expiration at various times in the future. If these collective agreements are not successfully renewed as they become subject to renegotiation from time to time, it could result in work stoppages and other labour disturbances.

Restructuring and work stoppage risk. In order to align resources with growth strategies, operate more efficiently, and control costs, ATS reviews its operations footprint regularly and, when appropriate, develops and applies restructuring plans, which may include workforce reductions, facilities closures and consolidations, asset impairments, and other cost reduction initiatives. ATS may undertake additional restructuring actions and workforce reductions in the future. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, and ATS' operations and business may be disrupted. ATS believes that its relations with labour unions and works councils that represent ATS' employees in certain jurisdictions are generally good. Although ATS has not experienced any material strikes or work stoppages recently, no assurances can be made that ATS will not experience these in the future due to restructuring plans or other actions taken by ATS that may result in conflict with labour unions, work councils, other groups representing employees or ATS employees generally, or that any future negotiations with labour unions, or the establishment of works councils or unionization at locations where those structures do not currently exist, will not result in significant increases in ATS' cost of labour.

Regional energy shortages; price increases. Parts of the world are experiencing energy shortages which appear to be related to a resurgence in demand, regulatory restrictions, weather events, and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, rose dramatically in parts of Europe and Asia in the recent past and may continue to increase in these or other markets. Russia's invasion of Ukraine has and could continue to disrupt natural gas supplies from Russia to Europe and/or may continue to cause elevated prices to rise further. Similarly, the conflict in the Middle East creates the potential for a renewed rise in the energy prices. Prolonged energy disruptions and/or significant energy price increases could have an adverse effect on the Company's operations and profitability.

Lengthy sales cycles and quarterly results variability risk. ATS' customers may need several months to evaluate and approve the capital investment that is typical in committing to purchase an automated manufacturing solution. In addition, the customer's internal approval process may be delayed beyond original expectations or result in the capital investment not being approved. This could result in the delay or loss of anticipated revenues from the customer contract being pursued. As a result of this lengthy sales cycle, the Company may incur significant selling, general, and administrative expenses before generating the related revenues, and the anticipated revenues may never be realized if the customer cancels an order or changes its plans.

The revenues, operating margins, and earnings of ATS may vary from quarter to quarter as a result of lengthy sales cycles and other risk factors discussed in this AIF, and ATS' results of operations in some quarters may be below market expectations, which may have a material adverse effect on the price of ATS' Common Shares. ATS' quarterly results of operations may be substantially affected by a number of factors, many of which are outside management's control, including: changes in the proportion of revenue derived from the different activities of the Company; the proportions of ATS revenue derived from standardized systems, repeat systems, and first-time systems; different margins on work performed; acquisitions; cost of workforce reductions and severances; rate of capacity utilization and expansion; changes in the mix of products sold and value-added services provided; variations in capital expenditures by customers and unplanned additional expenses such as manufacturing failures, defects, and changes in manufacturing costs; variations in customers' operating expenditures related to after-market services; number of new employees added in a period; level of general and administrative expenses required to support the Company's growth; level and timing of research and development activities; expenses associated with the rationalization of operations including the closing of facilities; the availability and pricing of raw materials; unpredictable volume, timing of customer orders or the loss of, or a significant reduction or postponement in orders from, one or more large customers; the timing of new product or technology announcements or introductions by ATS' competitors, and other developments in the competitive environment; costs of resolving customer disputes; bad-debt expenses; changes in the Company's share price which can cause volatility in the Company's stock-based compensation expenses; changes in prevailing currency exchange rates which are used to translate the financial results of foreign subsidiaries into Canadian dollars; and other risk factors identified in this AIF.

Dependence on performance of subsidiaries risk. Among ATS' principal assets are the equity interests it owns in its operating subsidiaries. As a result, ATS may be dependent upon cash dividends, distributions, or other transfers it receives from its subsidiaries in order to repay any debt it may incur and to meet its other obligations. The ability of ATS' subsidiaries to pay dividends and make payments to ATS will depend on their results of operations and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. ATS' subsidiaries are separate and distinct legal entities. Any right that ATS has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation, or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary's creditors, including trade creditors. ATS may also be exposed to claims upon insolvency of a subsidiary in some jurisdictions where local laws or case law may provide for recourse against shareholders, especially when assets are insufficient to cover liabilities, including workforce redundancy costs. In addition, ATS or its subsidiaries may enter into joint ventures with third parties as a means to execute business strategies. ATS' ability to access its assets, including cash in these joint ventures, may be restricted by the governing documents of any such ventures.

Risks related to operations in China. ATS conducts certain of its operations in China, where the distinctive political, economic, and legal environment exert a considerable influence on its business activities, financial condition, and overall performance. The policies of the Chinese government are subject to rapid changes, which can affect various facets of the business, including currency controls and taxation. For instance, the government regulates the convertibility and remittance of the Chinese currency, Renminbi ("RMB"), necessitating companies to obtain approval for converting RMB into foreign currency for capital account transactions. This regulation can impact ATS' ability to repatriate profits and manage its finances efficiently.

The legal system in China is relatively nascent and lacks a comprehensive body of case law, which creates uncertainties in the interpretation and enforcement of laws. This uncertainty can pose challenges for ATS in ensuring compliance and safeguarding its interests. Furthermore, intellectual property rights in China are still in the process of development. ATS must exercise vigilance in protecting its intellectual property to maintain its competitive advantage, as inadequate protection could result in unauthorized use or infringement by competitors.

Land use rights in China constitute another critical consideration. The government holds the authority to revoke these rights for public interest, a term that is often broadly interpreted. While compensation is generally provided, the process can disrupt business operations. Foreign-owned enterprises such as ATS may also be subject to different regulations compared to local companies, and any reversal or tightening of foreign investment policies could adversely affect ATS' operations and growth prospects.
Government regulations concerning various aspects such as production, taxation, and foreign investment can directly impact ATS' business activities. Additionally, rising labor costs and the potential for labor disputes in China can escalate operational expenses, thereby affecting profitability. ATS' subsidiaries in China are required to obtain and periodically renew various permits and licenses to operate. The compliance standards for these permits can change, adding a layer of uncertainty to the business environment.

The security of company chops (official seals) is crucial for the seamless operation of ATS' subsidiaries. Misuse or loss of these chops can disrupt business activities, as they are essential for authorizing documents and transactions. Furthermore, ATS' Chinese subsidiaries are subject to local laws, and enforcing Canadian court judgments in China may prove challenging, adding another layer of risk to the company's legal and operational framework.

The Company needs to remain informed about regulatory changes, protect its intellectual property, manage labor costs, and ensure the security of its operational assets to sustain its competitive position in the Chinese market.

COMMERCIAL AND CUSTOMER RELATED RISKS

Competition risk. ATS' current and potential competitors may have greater brand recognition, more established distribution networks, access to larger customer bases, and substantially greater financial, distribution, technical, sales, marketing, manufacturing, and other resources than ATS. As a result, those competitors may have advantages relative to ATS, including stronger bargaining power with suppliers that may result in more favourable pricing, better access to supplies in times of shortages, economies of scale in production, the ability to respond more quickly to changing customer demands, and the ability to devote greater resources to the development, promotion, and sales of their products and services. Such competitors may also have stronger bargaining power with customers that may allow them to pass on increased costs to their customers. Additionally, ATS is facing competitors with manufacturing operations in low-cost countries. While ATS continues to utilize its current manufacturing footprint to take advantage of manufacturing opportunities in low-cost countries, management cannot guarantee that ATS will be able to fully realize such opportunities. If the Company is unable to compete effectively, it may experience a loss of market share or reduced profitability.

ATS obtains a significant portion of its contracts through competitive bidding processes that subject ATS to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to it. ATS cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

Customer concentration risk. Certain of the markets in which ATS operates may have or develop a higher customer concentration. The loss of or significant reduction in business with one or more of ATS' significant customers could have a material adverse effect on ATS' business and results of operations. Revenue from customers that have accounted for significant historical sales could grow over time, leading to higher customer concentration and revenue from customers that have accounted for significant sales in the past may not reach or exceed historical levels in any future period. Customer concentration increases credit risk and may also have the effect of heightening certain other risks described herein and in the documents incorporated by reference herein. Shifts in market share away from a significant customer could also have a material adverse effect on ATS' business and results of operations. Any losses of or significant reductions in business may come as a result of a variety of factors affecting ATS' customers, including that the end markets in which ATS' customers operate are rapidly changing and subject to general economic conditions such as commodity prices, inflation and interest rates. For example, certain markets we serve, such as the EV market, are characterized by constant and rapid technological change and fluctuations in product demand, which may in turn affect the demand of ATS' customers for ATS' products related to the production of EVs. Delays and cancellations across any of ATS' programs could have a negative impact on its Order Backlog and revenues for any particular fiscal period. If ATS loses or experiences a significant reduction of business from a significant customer, ATS may not be able to replace the lost revenue with revenue from other customers, which could have a material adverse effect on ATS' business and results of operations.

Cumulative loss of several significant contracts risk. The Company often enters into large, project-oriented contracts and service agreements. These agreements may be terminated or breached, or customers may fail to renew these agreements. If ATS were to lose several significant agreements and fail to develop alternative opportunities, the Company could experience a material adverse effect on its business, financial condition, results of operations, and cash flows.

Other customer-related risks. Major changes in the economic situation of the Company's customer base could subject ATS to credit risks that may impair the collectability of accounts receivable and/or construction contracts in process from customers. In difficult economic periods, ATS' customers may lose revenue and find it difficult to pay for products or services purchased from ATS. Although credit reviews may be done at the time of sale, rapidly changing economic conditions can have sudden impacts on customers' ability to pay. Although the Company may from time to time purchase insurance to mitigate this risk in relation to specific customers, not all customers and contracts are eligible for this insurance and the cost of this insurance has a negative impact on the Company's earnings.

Many of the Company's customers fund the purchase of ATS systems out of capital budgets. In some cases, these capital budgets may be financed by the customer through external third parties. In a poor economic or industry climate, customers may choose to defer capital expenditures and/or be unable to finance those expenditures, in either case resulting in a negative impact on the Company's earnings. Capital expenditures are, by their very nature, more sporadic than operating expenses regularly incurred by ATS' customers. This may add to volatility in Order Bookings and revenues for ATS.

Many of ATS' customers are large and able to exert significant leverage in negotiating contractual terms and may operate in industries where customer-friendly terms are widely accepted by suppliers. In its normal course, ATS may enter into customer contracts with terms and conditions that expose ATS to risk and liability in the event of non-performance.

The highly complex and customized nature of the systems sold by ATS give rise to a greater risk of project delay, inability to meet specifications, inability to satisfy customer demands, and other project failures. To the extent any of these risks materialize on a customer project, ATS may be subject to exposure on that project and its reputation may suffer generally with existing and potential customers, all of which may have a material adverse effect on its business, financial condition, or results of operations.

Lack of long-term customer commitment risk. Sales of ATS automation solutions and services are often made pursuant to individual purchase orders or contracts and not under long-term commitments. The Company's customers frequently do not provide any assurance of minimum or future sales and are generally not contractually prohibited from purchasing alternative systems from ATS' competitors at any time. Accordingly, the Company is exposed to competitive pricing pressures on each potential order. ATS' customers may also engage in the practice of purchasing products from more than one manufacturer to avoid dependence on sole-source suppliers for certain of their needs. The existence of these practices may make it more difficult for ATS to increase prices, gain new customers, and win repeat business from existing customers.

Industry consolidation risk. The automation industry includes many small- and mid-sized companies, and is therefore subject to potential consolidation, the result of which would be a reduction in the number and an increase in the size of companies that compete with ATS. If ATS' competitors consolidate, they could gain economies of scale that enhance their ability to compete with ATS and/or add expertise, products, and technologies that could displace ATS' solutions, services, and product offerings.

Consolidation within ATS' customers' industries could affect ATS' customers and their relationships with ATS. If one of ATS' customers acquires another ATS customer, ATS may lose business. As ATS customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including ATS. Additionally, consolidation could contribute to volatility in Order Bookings, and add customer concentration risk as larger but fewer customers make capital purchases, and do so more sporadically.

Volume risk. Variations from planned volumes may occur for a number of reasons including changes in demand for the customer's end product, capacity constraints, quality problems, competition, and obsolescence. Significant changes in volumes could have a material impact on the level of fixed-cost absorption and the profitability of ATS. Cancellations, negative scope changes, or rescheduling of customer orders which may be part of the Company's Order Bookings or Order Backlog could result in the delay or loss of anticipated sales or revenue without allowing sufficient time to reduce or delay the recognition of corresponding inventory and operating expenses. These risks could be exacerbated due to uncertainties related to the EV programs, including end-user acceptance rates and the availability of critical EV infrastructure. It is also possible that the Company's customers may delay or cancel a product program that has been awarded to the Company. The Company's revenues, operating results and financial condition could be adversely affected relative to its current financial plans if the Company does not realize substantially all the revenue from its new and incremental Order Backlog. For these reasons, Order Bookings and Order Backlog may not necessarily be indicative of the Company's future earnings.

Risks associated with product businesses. ATS is developing and investing in automation businesses that manufacture products or offerings that are more standardized than the customized design and build automation business that has traditionally comprised the largest share of its revenue. While standard product businesses offer lower risks in a number of respects, they pose more significant risks in some cases, such as intellectual property infringement, product defects, competitor innovation, cost of inputs, etc., as the negative impact affects the whole of the business as opposed to an individual project. Should one or more of the Company's product businesses experience any such negative impact, it could have a material adverse effect on the Company's business, financial condition, and results of operations.

OTHER EXTERNAL RISKS

Action of activists risks. From time to time, the Company may be subject to proposals by activists urging the Company to take certain actions. If activist activities ensue, ATS' business could be adversely affected because responding and reacting to actions by activists can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. For example, the Company may be required to retain the services of various professionals to advise it on activist matters, including legal, financial and communications advisors, the costs of which may negatively impact its future financial results. In addition, perceived uncertainties as to the Company's future direction, strategy or leadership created as a consequence of activist initiatives may result in the loss of potential business opportunities, harm the Company's ability to attract new investors, customers, employees, and joint venture partners, and cause the Company's share price to experience periods of volatility.

Infectious disease, pandemic, or similar public health threat risks. A local, regional, national or international outbreak of an infectious disease, pandemic or similar public health threat, or a fear of any of the foregoing could result in restrictive measures being taken by the Company or various governments and businesses which may result in additional risks and uncertainties to ATS' business, operations and financial condition. The extent of the effect of the disease, pandemic, or public health threat on ATS' operational and financial performance will depend on numerous factors, including the duration, spread and intensity of the outbreak, the actions by governments and others taken to contain the outbreak or mitigate its impact and changes in the preferences of consumers, all of which are uncertain and difficult to predict as such factors evolve rapidly over the course of any such event or public health threat.
Certain aspects of ATS' business and operations that have been or could potentially continue to be impacted by the outbreak of any disease, pandemic, or public health threat include impacts on customer demand, elongation of the sales cycle for the Company's products, order cancellations or scope reductions as customers limit capital or operating expense spending, a reduction or suspension of ATS operations, disruption of global supply chains and equipment installation and servicing, increased government regulations, legislative interventions and taxation, disruption of cross-border movement of goods and people, increased operating costs, temporary or long-term labour shortages or disruptions, difficulties in recruiting and integrating new employees, impairments and/or write-downs of assets, decreased supply of electricity and natural gas, impacts on the timing and extent of capital expenditures, and increased market volatility.

The economic and global financial and market impacts of the disease, pandemic, or public health threat, including subsequent waves of the disease, may lead to instability in credit and equity markets, affect the Company's ability to finance its operation, or finance on favourable terms, directly impact the Company's share price, and lead to increased competition and adverse changes in the financial condition of the Company's customers and their ability to obtain credit, or credit at a reasonable cost, to fund growth.

Environmental, Social, and Governance ("ESG") risk. ATS has adopted various initiatives and policies addressing ESG factors relevant to the Company, its employees, its suppliers, its customers, and the community generally. ESG considerations are important to ATS, employees, customers, and investors. ATS' approach, response, and compliance with investors' ESG requirements may impact customer and shareholder investment decisions. There is no certainty that ATS will be able to fully address ESG expectations and requirements of each customer or investor. Any such actual or perceived failure may negatively impact the market price for ATS' securities and result in lost customer business.

LIQUIDITY, FINANCIAL, LEGAL AND REGULATORY RISKS

Liquidity, access to capital markets, and leverage risk. The Company's ability to generally carry on its business and pursue its growth strategy may require it to raise additional capital. Additional capital may be sought through public or private debt or equity financings by ATS or another ATS entity and may result in dilution to or otherwise may have a negative effect on existing shareholders. Further, there can be no assurances that additional financing will be available to ATS when required or desired by ATS, on advantageous terms or at all, which may adversely affect ATS' ability to carry on its business.

ATS relies on long-term borrowings and access to revolving credit facilities to fund its ongoing operations. The Company's ability to refinance or renew such debt is dependent upon financial market conditions. ATS has U.S. senior unsecured notes (the "U.S. Senior Notes") maturing in 2028, CAD Senior Notes maturing in 2032, a senior secured credit facility that is committed to 2026, and a non-amortized secured term credit facility maturing in November 2026. Renewed or additional financing may not be available when required, or may not be available on commercially favourable or otherwise satisfactory terms in the future. ATS may need to raise additional debt or equity capital to fund strategic acquisitions, expand its operations and distribution networks, invest in partnerships and research and development, enhance its services and products, or invest in or acquire additional capital assets or complementary products, services, businesses, or technologies. The ability of ATS to arrange such financing to fund investments in future opportunities will depend in part upon prevailing capital market conditions as well as ATS' business performance and investor perceptions of future business potential. ATS' access to financial markets could be adversely impacted by various factors including but not limited to: changes in credit markets that reduce available credit or the ability to renew existing facilities on acceptable terms or at all; a deterioration in ATS' financial situation that would violate current covenants and/or prohibit ATS from obtaining capital from banks, financial institutions, or investors; an adverse perception in capital markets of ATS' financial condition or prospects; a decline in credit ratings; extreme volatility in credit markets that increase margin or credit requirements; significant and rapid increases in market interest rates; volatility in equity markets where ATS stock trades; general economic conditions; or volatility in ATS' results that would substantially increase the cost of its capital. A lowering or withdrawal of the debt ratings assigned to the Company and its U.S. Senior Notes or CAD Senior Notes by rating agencies may increase future borrowing costs and reduce access to capital. The debt under its U.S. Senior Notes or CAD Senior Notes currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any lowering of the Company's credit rating may make it more difficult or more expensive to obtain additional debt financing.

Any debt financing secured by ATS in the future could involve restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for ATS to obtain additional capital and to pursue business opportunities, including potential acquisitions. There can be no assurance that ATS will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to management or at all. If ATS raises additional funds through further issuances of convertible debt or equity securities, its existing shareholders could suffer significant dilution, and any new equity securities ATS might issue could have rights, preferences, and privileges superior to those attaching to its Common Shares.

If ATS raises additional funds through the issuance or incurrence of additional debt, the Company's degree of leverage could increase significantly and could have material adverse consequences, including: limiting the ability of the Company to further access financial markets as described above; having to dedicate a portion of the Company's cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, innovation, and future business opportunities; exposing the Company to increased interest expense on borrowings at various rates; limiting the Company's ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and rendering the Company unable to make capital expenditures that are important to its growth and strategies. As the amount of debt issued or incurred by the Company increases, there is an increased risk that cash flows generated by the Company will be insufficient to service its debt obligations.

Restrictive covenants risk. The Company's existing senior secured credit facility and the note indentures pursuant to which the Company's U.S. Senior Notes and CAD Senior Notes were issued contain restrictive covenants that limit its ability to, among other things:

•borrow money or guarantee the debts of others;
•use certain assets as security in other transactions;
•incur or permit to exist certain liens;
•make loans or investments;
•sell, transfer or otherwise dispose of assets;
•pay dividends or make distributions; and
•consolidate, amalgamate or merge with or into other companies.

In addition, the senior secured credit facility is subject to a net debt-to-EBITDA test and an interest coverage test.

These restrictions could limit management's ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict other financing activities.

ATS' ability to comply with the covenants and other terms of the senior secured credit facility and the note indentures will depend on future operating performance. If the Company fails to comply with such covenants and terms, it may be in default and the maturity of the related debt could be accelerated and become immediately due and payable. ATS may be required to obtain waivers from its lenders in order to maintain compliance, including waivers with respect to compliance with certain financial covenants. If ATS were unable to obtain necessary waivers and the payment of applicable debt was accelerated, the Company may not have sufficient cash or other assets to repay the debt. In such a case, the Company would be required to seek replacement financing at prevailing market rates. There can be no assurance that the Company would be able to obtain replacement financing on acceptable terms, or at all. If the Company becomes unable to pay its debt service charges or otherwise commits an event of default, lenders to the Company may be able to foreclose on or sell the assets of the Company and/or its subsidiaries.

Availability of performance and other guarantees from financial institutions risk. In the normal conduct of its operations, the Company may provide guarantees as security for advances received from customers pending delivery and contract performance. Some customers require that such performance guarantees be issued by a financial institution. In addition, the Company provides guarantees from financial institutions for post-retirement obligations and may provide guarantees from financial institutions as security on equipment under lease and on order. The Company's ability to obtain these guarantees is dependent on its creditworthiness.

If, in the future, ATS cannot obtain such a guarantee from a financial institution on commercially reasonable terms or at all, the Company could be prevented from bidding on, or obtaining, some contracts, or costs with respect to such contracts could be higher, which would reduce the profitability of the contracts. If ATS cannot obtain guarantees on commercially reasonable terms or at all from financial institutions in the future, there could be a material impact on its business, financial condition, results of operations, or liquidity.

Litigation risk. ATS is subject to numerous risks relating to legal proceedings to which it is currently a party or that could develop in the future. In the ordinary course of its business, ATS may become subject to actual or threatened litigation and legal claims, including but not limited to, suits involving allegations of failure of automation systems to meet specifications, late and/or improper delivery of goods or services, product liability, wrongful dismissal, product defects, quality problems, and intellectual property infringement. Such claims, even those that may ultimately prove to be without merit, can be time-consuming and expensive to defend. It is often difficult to assess the merits of a claim until facts become available through discovery, court or arbitral hearing, or other process and this can result in a comprehensive assessment not being available until a significant period after ATS first becomes aware of a claim. Although management is unaware of any material claims against it that have not been reflected in its audited consolidated financial statements, there can be no assurance that third parties will not assert claims against ATS in the future or that any such assertion will not result in costly litigation, or a requirement that ATS enter into costly settlement arrangements. There can be no assurance that such arrangements will be available on reasonable terms, or at all. In addition, from time to time, ATS may need to bring claims against other parties or customers to preserve its rights or pursue amounts owing to it. There can be no assurance that ATS will be successful in any such claims that it brings. Any litigation may have a material adverse effect on ATS' business, reputation, financial condition, or results of operations.

Litigation and regulatory proceedings are subject to inherent uncertainties and unfavorable rulings can and do occur. Pending or future claims against ATS could result in professional liability, product liability, criminal liability, warranty obligations, and other liabilities which, to the extent ATS is not insured against or its insurer fails to provide coverage, could have a material adverse impact on its business, financial condition, and results of operations.

Insurance coverage risk. ATS maintains property, business interruption, casualty insurance, credit insurance, and other coverages. Such insurance may not cover all risks associated with the hazards of the Company's business and is subject to limitations, including policy exclusions, deductibles, and maximum liabilities covered. The Company is potentially at risk if one or more of its insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. In the future, ATS may not be able to obtain coverage at current levels, if at all, and premiums may increase significantly on coverage that is currently maintained.

Foreign exchange risk. The operation and activities of the Company in foreign markets creates both foreign currency translation and transaction exposure to changes in exchange rates, primarily to the US dollar and the Euro. This transaction risk is significant during periods when the relative value of the Canadian dollar increases sharply against foreign currencies because contracts may be fixed at certain pre-determined exchange rates. Unfavorable currency fluctuations could require the Company to increase prices to foreign customers, which could result in lower net sales to such customers.

Earnings of the Company's foreign subsidiaries are translated into Canadian dollars each period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported revenues and net income. Foreign currency risks arising from the translation of assets and liabilities of foreign operations into the Company's functional currency are generally not hedged.

To reduce its estimated net foreign currency transaction exposure, the Company maintains a hedging program which is described in note 3(k) to the Company's audited consolidated financial statements for fiscal 2025. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the Canadian currency vis-à-vis these foreign currencies will negatively impact the Company's earnings stated in Canadian dollars. The transaction hedging program helps mitigate the short-term impact of changes in exchange rates on the Company's revenues, earnings, balance sheet, and Order Backlog while the Company seeks to adjust to longer-term changes in exchange rates and the impact on the Company's competitiveness in foreign markets.

To further reduce the longer-term impact of U.S. dollar currency movements on the Company's competitiveness, ATS has a significant operating presence in the United States, and may also be able to manage the amount of foreign purchases in its Canadian operations to reduce its net currency exposure. However, the Company has significant competition located in the United States, and, to the extent the Company's Canadian operations are not able to adjust to changes in exchange rates by reducing costs, by increasing work in the United States, or by providing more valuable products that command higher prices, revenues and earnings could be negatively impacted. The audit and finance committee of the Board of Directors (the "Audit and Finance Committee") reviews the Company's hedging policy. Management cannot predict the impact of future exchange rate fluctuations on the Company's results of operations and ATS may incur net foreign currency losses in the future. Therefore, fluctuations in currency exchange rates could have a material adverse effect on the Company's business, financial condition, and results of operations.

Doing business in foreign countries risk. ATS has direct operations in both Europe and Asia. In addition to the foreign exchange risk addressed separately in these Risk Factors, ATS is also subject to various other risks associated with operating in or servicing customers in foreign countries, including: the cost and complexity of using foreign representatives and consultants; complying with laws in multiple jurisdictions; contracting under foreign laws without advice from local counsel; inability to recruit qualified personnel in a specific country or region; difficulty in staffing foreign operations in diverse cultures; language barriers; conflicting international business practices; difficulty in establishing and maintaining relationships with local vendors; trade, customs and tax risks, such as the imposition of tariffs, embargoes, controls, and other restrictions impeding the free flow of goods, information and capital; difficulties in obtaining financing and/or insurance coverage from export credit agencies; fluctuations in foreign currency exchange and interest rates, particularly in Europe and Asia; transportation delays and interruptions; increases in shipping costs or increases in fuel costs; longer payment cycles; greater difficulty in collecting accounts receivable; insufficient infrastructure; use of incompatible systems and equipment; increases in working capital requirements related to long supply chains; difficulty in protecting intellectual property rights; multiple, and possibly overlapping, tax structures; potentially adverse tax assessments; foreign state takeovers of the Company facilities; climatic or other natural disasters; acts of war or terrorism; general changes in economic and geopolitical conditions that may affect local economies and access; and other difficulties related to the management and administration of a global business. Expanding ATS' business in emerging markets is an important element of its strategy and, as a result, ATS' exposure to the risks previously described may be greater in the future. The likelihood of such occurrences and their potential effect on ATS vary from country to country and may be unpredictable. To the extent the Company's operations are affected by the factors listed above, its business, financial condition, and results from operations may be adversely affected.

Legislative & Regulatory compliance risk. In operating its business, ATS must comply with a variety of laws and regulations in each of the countries in which it operates to meet its corporate and social responsibilities and to avoid the risk of financial penalties and/or criminal and civil liability for its officers and directors. Areas of principal risk are environment, health and safety, import, export, licensing, competition law, privacy, anti-bribery, disclosure, securities, insider trading, supply chain due diligence, and other laws and regulations. Failure to comply with applicable regulations could result in sanctions and financial penalties by regulatory bodies that could impact ATS' earnings and reputation. ATS customers also may be required to comply with such legislative and regulatory requirements, and a failure to comply by any such customer could adversely affect such customer's ability to purchase ATS products and services. Changes in these requirements could impact demand for ATS products, solutions, and services.

Additionally, legislative and regulatory action may be taken in the various countries and other jurisdictions where ATS operates that may affect ATS' business activities in these countries or may otherwise increase the costs of doing business. For example, ATS operates in the life sciences, pharmaceuticals, nuclear medicine, food & beverage, and chemicals markets, each of which increasingly require compliance with various product, certification and safety laws and regulations. Customers may also be required to comply with such legislative and regulatory requirements. These requirements could increase ATS' costs and could potentially have an adverse effect on ATS' ability to do business in certain jurisdictions. Changes in these requirements could also impact demand for ATS' products, technologies, and services. ATS is required to comply with increasing privacy regulation, including the European Union's General Data Protection Regulation, which could increase ATS' operating costs as part of efforts to protect and safeguard sensitive data and personal information. Additionally, failure to maintain information privacy could result in legal liability or reputational harm.

ATS is also subject to securities laws in both Canada and the U.S. Any non-compliance with applicable securities law requirements could subject ATS to a variety of administrative sanctions, including the suspension of trading or delisting of its Common Shares, which could materially adversely affect its share price.

Environmental compliance risk. ATS is required to comply with all foreign, national, and local laws and regulations regarding the operation of industrial facilities, pollution control, environmental protection, and health and safety. In addition, under some statutes and regulations, a government agency or other parties may seek recovery and response costs from operators of facilities where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. ATS may use, store, generate, and discharge toxic, volatile, and hazardous chemicals and wastes in its research and development and manufacturing activities. Failure to comply with present or future environmental laws, rules, and regulations may result in substantial fines, suspension of production, or cessation of operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial or could impose significant changes in ATS' manufacturing process. Should ATS discover contamination at properties that it owns or operates, it could be required to conduct investigative or remedial activities that could have a material adverse effect on its financial condition and operating results.

Canadian Corruption of Foreign Public Officials Act (CFPOA), United States Foreign Corrupt Practices Act (FCPA), and Anti-bribery laws risk. ATS is subject to compliance with various laws and regulations, including the CFPOA, the FCPA, and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business, or gaining an unfair business advantage. ATS employees are trained and required to comply with these laws, and ATS is committed to legal compliance and corporate ethics. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company's training and strict compliance program requirements will protect it from acts committed by its employees, affiliates, or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties, and other consequences that may have a material adverse effect on ATS business, reputation, financial condition, or results of operations.

Intellectual property risks. The success of ATS depends in part upon its ability to protect its intellectual property and proprietary technology, without infringing on the intellectual property rights of third parties. ATS relies primarily on patent, trademark, trade secret, copyright law, and other contractual restrictions to protect its intellectual property. Nevertheless, these afford only limited protection and the actions ATS takes to protect its intellectual property rights may not be adequate. In addition, the laws of some countries in which ATS operates do not protect intellectual property rights to the same extent as Canada or the United States. It is possible that: some or all of ATS' confidentiality agreements will not be honoured; disputes will arise with customers, consultants, strategic partners, or others concerning the ownership of intellectual property; unauthorized disclosure of ATS' know-how, trade secrets, and other confidential information will occur; or third parties may copy, infringe, misappropriate, or reverse engineer ATS' proprietary technologies or other intellectual property rights.

ATS' success and ability to compete is impacted by the patent protection it obtains for its proprietary technology. ATS holds a number of patents and has made applications for other patents. ATS' patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope ATS seeks. In addition, any issued patents may be challenged, invalidated, or declared unenforceable, or competitors could develop similar or more advantageous technologies on their own or design around ATS' patents. The value of ATS' patents depends in part on their duration. Shorter periods of patent protection are relatively less valuable. Because the period between the filing of a patent application to the issuance of a patent is often longer than three years, a 20-year patent term from the filing date may result in substantially shorter patent protection. In some cases, ATS may need to re-file some patent applications and, in these situations, the patent term will be measured from the filing date of the earliest prior application to which benefit of earlier filing date in the applicable jurisdiction is claimed in such a patent application. This would also shorten ATS' period of patent exclusivity. Similarly, because of the extensive time required for the development and commercialization of products based on ATS' technologies, it is possible that, before some products can be commercialized, any related patents may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of these patents and making it unlikely that ATS will be able to recover investments it has made to develop its technologies or products based on its technologies. A shortened period of patent exclusivity, resulting from a change in patent laws, the passage of time, or otherwise, may negatively impact ATS revenue protected by its patents.

Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce ATS' intellectual property rights, protect its trade secrets, or determine the validity and scope of the proprietary rights of others. The outcome of any such potential litigation may not be in ATS' favour. Such litigation may be costly and may divert management's attention away from ATS' business. In certain situations, ATS may have to bring such suit in foreign jurisdictions, in which case it is subject to additional risk associated with the result of the proceedings and the amount of damages that it can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that provided in the United States and Canada. An adverse determination in any such litigation would impair ATS' intellectual property rights and may harm its business, financial condition, and results of operations. ATS' present and future patents may provide only limited protection for its technology and may not be sufficient to provide ATS with competitive advantages. In addition, given the costs of obtaining patent protection, ATS may choose not to protect certain innovations that later turn out to be important.

Any inability to obtain or adequately protect ATS' proprietary rights could harm its ability to compete, generate revenue, and grow its business, which could have a material adverse effect on its business, financial conditions, and results of operations.

Further, the validity and scope of claims relating to patents involve complex scientific, legal, and factual questions and analysis and, therefore, may be highly uncertain. ATS may be unaware that it infringes third-party intellectual property rights, in particular process-related patents. This risk may be greater for ATS as its business involves the continuous development of custom solutions for its customers and therefore the potential generation of new technology that could be subject to third-party challenge. ATS may become subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defence and prosecution of intellectual property suits, patent opposition proceedings, and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of ATS' technical and management personnel. An adverse determination in any such litigation or proceedings to which ATS may become a party could subject ATS to significant liability to third parties, require ATS to seek licenses from third parties, pay ongoing royalties, redesign its products, or subject ATS to injunctions prohibiting the manufacture and sale of ATS' products or the use of its technologies. Protracted litigation could also result in ATS' customers or potential customers deferring or limiting their purchases or use of ATS' products until resolution of such litigation. All these judgments could materially damage ATS' business and financial results.

Insolvency or financial distress of third parties risk. ATS is exposed to the risk that third parties to various arrangements who owe ATS money or goods and services, or who purchase goods and services from ATS, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to meet their obligations under arrangements with ATS, ATS may be unable to recover obligations owed to it or may be forced to replace the underlying commitment at unfavourable, above-market prices or on other terms that are unfavorable to ATS. In such events, ATS may incur losses, or its results of operations, financial condition, or liquidity could otherwise be adversely affected.

Impairment of intangible assets risk. As of March 31, 2025, the Company had $1,394.6 million of goodwill and $758.5 million in net intangible assets, primarily as a result of its acquisitions. The Company assesses its goodwill for impairment and the estimated useful lives of its identifiable intangible assets on an annual basis, taking into consideration any events or circumstances that might result in either a diminished fair value, or for intangible assets, a revised useful life. These events and circumstances include significant changes in the business climate, legal factors, operating performance indicators, advances in technology, and competition. Any impairment or revised useful life could have a material and adverse effect on the Company's financial position and results of operations, and could materially adversely affect its share price.

Income and other taxes and uncertain tax liabilities risk. The Company operates and is subject to income tax and other forms of taxation (which are not based upon income) in numerous tax jurisdictions. Changes in taxation rates or law, or misinterpretation of the law or any failure to manage tax risks adequately could result in increased charges, financial loss, including penalties and reputational damage, and which could have a material adverse effect on the Company's prospects, business, financial condition and results of operations. ATS' overall effective income tax rate may be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries; changes in domestic laws and income tax treaties that may result from the Organization for Economic Co-operation and Development (OECD) initiatives against base erosion and profit shifting (BEPS); changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations; or other factors.

The Company may have exposure to greater than anticipated tax liabilities or expenses. The Company is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of the Company's worldwide provision for income taxes and other tax liabilities requires significant judgment.

Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. As outlined in note 18 to the audited consolidated financial statements, the Company has unrecognized deferred income tax assets which are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered. If the Company achieves a consistent level of profitability, the likelihood of recording a deferred income tax asset on its consolidated balance sheets for some portion of the losses incurred in prior periods in one of its business jurisdictions will increase. Any change to the recognition of the deferred income tax asset would also result in an income tax recovery or income tax expense, as applicable, on the Company's consolidated statements of operations in the period in which the recognition of assets is changed. In addition, if the Company has recorded a deferred income tax asset on the consolidated balance sheets, it will record income tax expense in any period in which it uses that deferred income tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Internal controls risk. Effective internal controls are necessary for ATS to provide reliable financial reports and effectively prevent fraud. Under applicable securities law requirements, ATS' Chief Executive Officer and Chief Financial Officer are required to certify that they are responsible for establishing and maintaining disclosure controls and internal controls over financial reporting for the Company; that those disclosure controls and internal controls have been designed, subject to certain conditions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board; and that they have evaluated, or caused to be evaluated, the effectiveness of such disclosure controls and internal controls and in the fiscal 2025 MD&A have disclosed their conclusions on the effectiveness of such controls. ATS maintains compliance with applicable securities law requirements by assessing, testing and strengthening the system of internal controls to provide the basis for the certification. However, the continuous process of strengthening ATS' internal controls and complying with applicable securities law requirements is expensive and time consuming. ATS cannot be certain that the measures it is taking will ensure that it maintains adequate control over financial processes and reporting. Furthermore, as ATS grows its business, the controls will become more complex and the Company could require more resources to ensure its internal controls remain effective. Following the evaluation described above, as disclosed in the 2025 MD&A, management has identified material weaknesses in internal controls over financial reporting related to the design and operating effectiveness of controls including evidence of review, and review procedures over the completeness and accuracy of information produced by the entity used in the execution of controls across different classes of transactions (including manually created spreadsheets and system-generated reports); the design and operating effectiveness of controls over information technology general controls for certain information systems and applications, specifically related to evidencing and maintaining sufficient documentation of user access review controls; and with respect to the EV customer settlement, management's initial conclusion under IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") did not reflect the revenue portion of the EV customer settlement as a contract modification in the fourth quarter 2025 results. Management has concluded that, due to such material weaknesses, neither the Company’s internal controls over financial reporting nor its disclosure controls and procedures were effective as of March 31, 2025. Management’s remediation plan with respect to the material weaknesses described above are disclosed in the fiscal 2025 MD&A. Failure to implement required new or improved controls, or difficulties encountered in their implementation or difficulties in remediating any material weakness could harm ATS' results of operations or cause it to fail to meet its reporting obligations. Any material weakness, even if quickly remedied, could reduce the market's confidence in ATS' audited consolidated financial statements and harm its share price.

Cost of compliance risk. As a public company in the United States, the Company incurs additional legal, accounting, NYSE, reporting and other expenses. The additional demands associated with being a U.S. public company may disrupt regular operations of the business by diverting the attention of some of the Company's senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the business. Any of these effects could harm the business, results of operations and financial condition.

If efforts to comply with U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and the business may be adversely affected. As a public company in the United States, it is more expensive to obtain or retain director and officer liability insurance, and depending on the cost of said insurance, the Company may be required to accept reduced coverage or incur substantially higher costs to continue coverage. These factors could also make it more difficult to attract and retain qualified directors.

The U.S. Sarbanes-Oxley Act 2002, as amended (the "U.S. Sarbanes-Oxley Act"), requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act ("Section 404"), the Company is required to furnish a report by management on internal control over financial reporting ("ICFR"), which starting with respect to the year ended March 31, 2025, is required to be accompanied by an attestation report on ICFR issued by the Company's independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Company has been required to document and evaluate the ICFR, which is both costly and challenging. As part of ongoing compliance with Section 404, the Company will need to continue to dedicate internal resources, potentially engage outside consultants and manage a detailed work plan to assess and document the adequacy of the ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and maintain continuous reporting and improvement process for ICFR. Management has disclosed in its fiscal 2025 MD&A its conclusions that such controls were not effective as of March 31, 2025, as a result of material weaknesses disclosed therein and has included a description of such weaknesses, the impact of such weaknesses on financial reporting and internal controls over financial reporting and plans for remediating such weaknesses. Despite the Company's efforts to remediate the material weaknesses disclosed in the fiscal 2025 MD&A and outlined in the previous risk factor above and any other material weaknesses that may be identified in the future, if it is unable to do so this could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Company's consolidated financial statements. In addition, in the event that the Company is not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that the internal control over financial reporting is perceived as inadequate, or that the Company is unable to produce timely or accurate financial statements, investors may lose confidence in operating results and the price of the Company's Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, the Company may not be able to remain listed on the NYSE.

RISKS RELATING TO OWNING SECURITIES

Share price volatility risk. The trading price of the Common Shares has in the past been, and may continue to be, subject to significant fluctuations. This may make it more difficult for holders of Common Shares to resell their Common Shares when they want at prices that they find attractive. These fluctuations may be caused by events related or unrelated to the Company's operating performance and beyond its control. Factors that may contribute to fluctuations include, but are not limited to:

•revenues, margins, Order Bookings, or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•changes in recommendations or financial estimates by industry or investment analysts;
•security or industry analyst downgrading the Company stock or publishing inaccurate or unfavourable research;
•change in demand and reduced trading volume as a result of analyst failure to publish reports or ceasing coverage;
•changes in management or the composition of the Company's Board of Directors;
•inability to close acquisition transactions after they have been announced to the market;
•outcomes of litigation or arbitration proceedings;
•announcements of technological or competitive developments by the Company or its competitors;
•introduction of new products or the gain or loss of significant customer contracts or relationships by the Company or its competitors;
•developments with respect to the Company's intellectual property rights or those of the Company's competitors;
•rumours or dissemination of false and/or misleading information;
•fluctuations in the share prices of other companies operating in business sectors comparable to those that the Company operates in;
•changes in the industries in which the Company or its customers operate;
•investor perceptions on how macroeconomic conditions may affect the industry in which the Company operates, and specifically the Company itself;
•loss of or significant reduction in business with one or more of the Company's significant customers;
•general market or economic conditions; and
•other risk factors set out in this AIF.

If the market price of the Common Shares drops significantly, holders of Common Shares could institute securities litigation, including class action lawsuits, against the Company, regardless of the merits of such claims. Such a lawsuit could cause the Company to incur substantial costs and could divert the time and attention of management and other resources from its business.

In addition, the market price for securities in the stock markets, including the TSX and the NYSE, have experienced significant price and trading fluctuations as a result of reactions to actual or potential tariffs, interest rate changes, inflation, conflict in eastern Europe and in the Middle East, recession concerns, global automobile market sales volume, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, that have in the past and that may in the future lead to market-wide liquidity problems, and other factors. These fluctuations resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. Accordingly, broad market fluctuations may adversely affect the market prices of the Common Shares.

Foreign private issuer risk. ATS is a "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements.

Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file or furnish to the SEC the continuous disclosure documents that are required to be filed in Canada under Canadian securities laws. In addition, officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements which are not being followed and describe the Canadian practices which are followed instead. For example, the Company does not intend to follow the minimum quorum requirements for shareholder meetings as well as certain NYSE shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

If the Company ceases to qualify as a foreign private issuer in the future, the Company will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase costs of being a public company in the United States.

5.0 DIVIDEND POLICY

ATS does not pay dividends and is not contemplating the payment of dividends as its policy is to retain future earnings for reinvestment in its business to earn attractive returns for shareholders. The payment of dividends may be reviewed by the Board of Directors from time to time in light of the Company's earnings and financial requirements, covenant restrictions, and other prevailing conditions.

6.0 CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value, for unlimited consideration. The Common Shares are not redeemable or convertible. Each Common Share carries the right to receive notice of, and entitles a shareholder to one vote, at a meeting of shareholders; the right to participate in any distribution of the assets of the Company on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As of March 31, 2025, there were 96,885,705 Common Shares outstanding. During the most recent fiscal year, 19,261 stock options were exercised under the employee stock-based compensation plan at an average exercise price of $25.70. The Company did not purchase any Common Shares under the 2024 NCIB program, and purchased 1,020,887 Common Shares under the 2023 NCIB program for $45.0 million in fiscal 2025. The Common Shares are listed on the TSX and NYSE under the symbol "ATS".

On May 18, 2022, the Company's Restricted Share Unit ("RSU") plan was amended so that RSUs granted may be settled in Common Shares purchased on the open market, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with Common Shares. During the year ended March 31, 2025, 332,165 Common Shares were purchased for $14.7 million and are held in trust and may be used to settle some or all of the fiscal 2023, fiscal 2024 and fiscal 2025 grants when such RSU grants are fully vested.

Market for securities

The following tables summarize the trading prices and volume of Common Shares on the TSX and NYSE on a monthly basis from April 1, 2024 to March 31, 2025:

	Common Shares – TSX
Month	Price range (Cdn. $)	Total volume traded
April 2024	$41.12 - $46.55	8,278,400
May 2024	$41.87 - $48.19	5,030,700
June 2024	$41.17 - $45.76	3,517,400
July 2024	$41.47 - $46.95	3,696,400
August 2024	$35.73 - $41.65	6,298,800
September 2024	$33.47 - $41.35	6,885,700
October 2024	$38.76 - $44.27	6,614,300
November 2024	$38.01 - $46.28	6,160,200
December 2024	$41.37 - $46.58	4,418,800
January 2025	$37.44 - $44.61	5,852,600
February 2025	$37.03 - $43.28	4,254,500
March 2025	$35.83 - $42.78	4,481,300

	Common Shares – NYSE
Month	Price range (U.S. $)	Total volume traded
April 2024	$29.78 - $34.36	3,433,400
May 2024	$30.66 - $35.42	3,133,100
June 2024	$30.19 - $33.49	1,898,100
July 2024	$29.90 - $34.32	1,162,300
August 2024	$26.45 - $30.13	2,156,400
September 2024	$24.82 - $30.54	3,686,300
October 2024	$28.63 - $32.09	3,158,600
November 2024	$27.33 - $33.06	3,280,500
December 2024	$28.64 - $33.13	2,225,100
January 2025	$26.05 - $30.95	2,664,500
February 2025	$25.24 - $30.20	2,305,800
March 2025	$24.91 - $29.66	2,766,300

Prior Sales

The following table sets forth the date, number and prices at which the Corporation has issued Common Shares and securities that are convertible into Common Shares for the fiscal year ended March 31, 2025.

Date of Issuance	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security	Reason for Issuance
April 1, 2024 - June 30, 2024	Common Shares	1,755	$30.07-$35.78	Common Shares issued pursuant to exercise of stock options
July 1, 2024 - September 29, 2024	Common Shares	1,172	$20.22 - 35.78	Common Shares issued pursuant to exercise of stock options
September 30, 2024 - December 29, 2024	Common Shares	1,489	$30.07 - 35.78	Common Shares issued pursuant to exercise of stock options
December 30, 2024 - March 31, 2025	Common Shares	14,845	$20.22 - $30.07	Common Shares issued pursuant to exercise of stock options

Senior Notes

The Company's U.S. $350 million aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2025, all of the covenants under the indenture governing the U.S. Senior Notes were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the senior secured credit facility. This description of the provisions of the U.S. Senior Notes herein is a summary and is qualified by the actual provisions contained in the indenture with respect to the U.S. Senior Notes which can be found at the Company's profile on SEDAR+ www.sedarplus.com.

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2025, all of the covenants under the indenture governing the CAD Senior Notes were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the senior secured credit facility. This description of the provisions of the CAD Senior Notes herein is a summary and is qualified by the actual provisions contained in the indenture with respect to the CAD Senior Notes which can be found at the Company's profile on SEDAR+ www.sedarplus.com.

Credit ratings

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs and liquidity. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating or a stability rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

S&P Global Ratings ("S&P") and Moody's Investors Services, Inc. ("Moody's") have assigned the Company corporate credit ratings and rated the Company's U.S. Senior Notes and CAD Senior Notes. The Company's credit ratings from these two agencies are as follows:

Category	S&P	Moody's
Corporate rating	BB+ ('stable' outlook)	Ba3 ('positive' outlook)
U.S. Senior Notes	BB (recovery rating of 5)	B1 (LGD rating of 5)
CAD Senior Notes	BB (recovery rating of 5)	B1

The Company has paid applicable service fees to S&P's and Moody's for the rating of the Company and the U.S. Senior Notes and CAD Senior Notes along with the annual review thereof. No payments were made by the Company to these rating agencies in the last two years in respect of any services other than as it relates to the above ratings.

S&P

An S&P issuer credit rating is a forward-looking opinion about an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations. Such opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. An S&P issued credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

S&P ratings range from a high of "AAA" to a low of "D". Ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

According to S&P's rating system, obligations rated "B" are regarded as having significant speculative characteristics. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. An obligor rated "BB" is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). The outlook may be qualified as Positive, Negative, Stable, Developing or N.M. (not meaningful). A Positive rating outlook means that a rating may be raised.

A recovery rating of "5" for the U.S. Senior Notes and CAD Senior Notes indicates an expectation for an average of 10% to 30% recovery in the event of default.

Moody's

Moody's appends numerical modifiers to each generic rating classification from "AAA" through "C". The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

According to Moody's rating system, obligations rated "Ba" are judged to be speculative and are subject to substantial credit risk. Obligations rated "B" are considered speculative and are subject to high credit risk.

Loss Given Default ("LGD") assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. The expected LGD rate is 100% minus the expected value that will be received at default resolution, discounted by the coupon rate back to the date the last debt service payment was made, and divided by the principal outstanding at the date of the last debt service payment. A LGD rating of "5" on the U.S. Senior Notes indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive ("POS"), Negative ("NEG"), Stable ("STA"), and Developing ("DEV"). A Stable outlook indicates a low likelihood of a rating change over the medium term.

7.0 DIRECTORS AND OFFICERS

The following table presents, as at May 29, 2025, the name, province or state of residence, position with the Company or a subsidiary of the Company, and the principal occupation of each of the directors and executive officers of ATS and, in the case of the directors, the year each director first became a director of the Company. Each director is elected at the Company's annual general meeting or appointed pursuant to the by-laws of the Company to serve until the next annual general meeting or until a successor is elected or appointed.

BOARD OF DIRECTORS

Name and Municipality of Residence	Position with Company	Principal Occupation	Year First Became Director
DAVE W. CUMMINGS (1, 3, 5) British Columbia, Canada	Director	Non-Profit work, primarily with Think Together, a children's education organization	August 2020
Mr. Cummings is an internationally experienced corporate executive and independent board director with a reputation for driving strategic digital transformation of traditional business models. With a career in oil & gas, heavy equipment and distribution businesses in both public and private companies. In addition to his roles as an independent board director of publicly listed and startup companies, Mr. Cummings has held executive leadership roles in Digital, IT, engineering, operations and commercial during his career.

Since retiring from a full time executive role in 2023, most recently Mr. Cummings was the Executive Vice President and Chief Digital Officer for Finning International – a 90-year-old $8 billion public company headquartered in Vancouver, Canada and the world's largest Caterpillar Equipment dealership. At Finning he led the digital, revenue management, operations excellence, digital marketing, IT and cyber teams. Mr. Cummings was the architect of the Finning digital strategy and the creator of the Digital division that has played a major role in adding value to the traditional Finning business model.

Prior to joining Finning, Mr. Cummings held C-suite business development, commercial and Technology leadership positions at privately held Maxum Petroleum in Connecticut, USA - North America's largest fuels and lubricants distribution company, and Univar in Seattle Washington, an $11 billion global industrial chemical distributor – taking both organizations from private ownership to public through LBO to IPO cycles.

Until the end of 2023 Mr. Cummings was a member of the board of directors of Sanctuary.ai – a robotics and artificial intelligence startup headquartered in Vancouver BC and as well as a board member for BCTech, a Vancouver based government partnered not-for-profit organization dedicated to scaling technology startups.

Starting his career in the UK oil and gas industry, Mr. Cummings spent 23 years with ConocoPhillips, holding international leadership roles in operations, engineering, technology, commercial and business development while based in multiple countries and five continents.

Mr. Cummings was educated in the United Kingdom where he earned a BS (Honors) and an MBA in Business Management.

JOANNE S. FERSTMAN (1, 2) Ontario, Canada	Director	Corporate Director	August 2018
Ms. Ferstman currently serves as a corporate director. She has over 20 years of progressive experience in the financial industry. Over an 18-year period until her retirement in June 2012, she held several leadership positions with the Dundee group of companies, which operated in wealth management, resources and real estate verticals. She was responsible for financial and regulatory reporting, risk management and involved in mergers and acquisitions and strategic development and held the position of Chief Financial Officer for many years and latterly held the positions of Vice Chair of DundeeWealth Inc. and President and Chief Executive Officer of Dundee Capital Markets Inc. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She is a Chartered Professional Accountant and has a Bachelor of Commerce and Graduate Diploma in Public Accountancy from McGill University. She currently serves as the Chair of DREAM Unlimited Corp. (a real estate company). She also serves as director of Cogeco Communications Inc. (a communications company) and sits on the Board of SINAI Health, an internationally recognized acute care academic health science centre. Ms. Ferstman was formerly a director of Osisko Gold Royalties Ltd. (a mining royalty company) from 2014 to May 2025 and was formerly a director of Osisko Development Corporation.

Ms. Ferstman brings a wealth of experience. She was CEO of Dundee Capital Markets Inc., a financial services company focused on investment banking, sales trading and financial advisory. She is a financial expert, being a CPA, having been a CFO of complex public companies for approximately 18 years, and an audit committee member/chair in various industries. Her capital markets experience was gained throughout her executive career at a financial company which operated in the capital markets and performed a variety of capital markets functions for clients. In addition, as a CFO of a public company, Ms. Ferstman dealt with many aspects of capital markets, debt and equity financings, research analysis, and M&A transactions. Ms. Ferstman's international exposure includes having overseen operations in the USA and Europe. She has had the opportunity to deal with many aspects of executive compensation in her career. Her experience on various boards of directors has provided additional exposure to capital markets, international business, human resources, legal, and governance matters.

ANDREW P. HIDER (4) North Carolina, USA	Chief Executive Officer & Director	Chief Executive Officer, ATS Corporation	May 2017
Mr. Hider is the Chief Executive Officer of ATS Corporation. He is an experienced executive with a track record of success founded on his ability to drive business growth and operational performance in complex business environments and across multiple industries including transportation, advanced technology, instrumentation and industrial products. Most recently, Mr. Hider served as President and CEO of the Taylor Made Group, LLC, a diversified global leader in the supply of innovative products and systems for marine, transportation, agriculture, and construction markets, a position he held from May 2016 through to February 2017. Prior to that, Mr. Hider served for 10 years at Danaher Corporation, a global science and technology company, initially joining Danaher as General Manager and Director of Dover and most recently serving as President of Veeder Root. Mr. Hider began his career with General Electric, serving in a number of areas over a six-year period including manufacturing, project management, procurement and finance, culminating in his appointment as General Manager of GE Tri-Remanufacturing. Mr. Hider currently serves as a member of the Board of Directors for Tennant Company. Mr. Hider holds a Bachelor of Science in Interdisciplinary Engineering and Management and a Master of Business Administration, both from Clarkson University.

Prior to joining ATS, Mr. Hider gained CEO experience at Taylor Made Group, LLC where he had responsibility for all aspects of the business. Mr. Hider has significant experience touching upon operations, manufacturing, sales and marketing, product management, innovation, international business, service, quality, continuous improvement, and M&A. This experience was gained through participation in an operational leadership program while at General Electric where he cycled through four different leadership roles, and full P&L leadership positions at four different companies while at Danaher Corporation, those group companies being involved in fuel management, application-specific X-ray analyzers, instrumentation, and motion technology. Some specific projects that Mr. Hider led include acquisitions, brand rationalization, sales force execution, quality improvements, continuous improvement, strategy development, and a successful acquisition of a SaaS business that enabled a total smart solution with hardware and cloud-based software solutions.

KIRSTEN LANGE (1, 5) Ulm, Germany	Director	Non-executive board member of several companies	October 2017
Ms. Lange, a German citizen, has more than 30 years of business experience in top management and in consulting across many of the geographies ATS serves, including Germany and China. Most recently, she was the CEO of Fritsch Holding AG, a mid-sized German machinery company. Before that, she served as a member of the Management Board of Voith Hydro, where she was responsible for growing the Automation and Service divisions as well as for developing new digital business models. Previous to that, Ms. Lange spent 22 years with the Boston Consulting Group (BCG), based in Munich, Germany, where she worked as a Partner and Managing Director with over 100 companies in sectors such as machine and plant construction, chemicals, automotive, energy, packaged consumer goods and many more. During her time with BCG she spent two years in Shanghai, running the local office and developing the Chinese market. Ms. Lange was a member of the Board of Directors and Audit Committee of Heidelberger Druckmaschinen AG from 2015 to 2020, Chair of the Supervisory Board, and member of the Audit Committee of Blue Cap AG from June 2022 to June 2024. Ms. Lange graduated from the University of Munich with a degree in Journalism and earned a Master of Business Administration from INSEAD/France, where she is also teaching in the MBA program as Adjunct Professor.

Ms. Lange brings to ATS a broad skill set including: her experience as a CEO at Fritsch Holding AG, overseeing all aspects of the business; direct experience in operations, manufacturing, sales and marketing, R&D/technology, and digital offerings at Voith Hydro, where she was responsible for the after-market business, automation business, running a sales and marketing organization, product management of turbines, generators and complete power plants, and development of new digital offerings. At BCG, Ms. Lange gained human resources experience, being responsible for career development in Germany and leading the European women's initiative. Having lived and worked in China for two years, and having spent several months in each of the USA, Russia, Brazil, Israel, UK, and Thailand (among others), Ms. Lange brings a unique international perspective. In addition to Ms. Lange's exposure to financial matters throughout her career, financial experience was also gained by way of an MBA specialization in corporate finance, and having been a member of the Audit Committee of Heidelberger Druckmaschinen AG.

MICHAEL E. MARTINO (2, 4) Connecticut, USA	Director	Principal, Mason Capital Management LLC	September 2007
Mr. Martino is a founder and principal of Mason Capital Management. Mr. Martino began his investment career at Oppenheimer & Company where he was responsible for risk arbitrage research; he ended his tenure at Oppenheimer as Executive Director, Risk Arbitrage. He began his business career at GE Capital Corporation where he held positions in information systems and business analysis. Mr. Martino currently serves as Executive Chairman of Tanks Acquisition Holding, LLC, a privately held engineering, procurement and construction company. He was formerly a director of Spar Aerospace Limited, a publicly-traded aerospace company. Mr. Martino graduated from Fairfield University with a degree in Political Science and earned a Master of Business Administration in Finance from New York University's Stern School of Business.

Mr. Martino has gained over 20 years' experience at a CEO level through his involvement in Mason Capital. Eight years at General Electric exposed him to the manufacturing industry. Beginning at Oppenheimer & Company, Mr. Martino has worked in the capital markets for the last 27 years. From an international perspective, Mr. Martino has been involved with U.S. and Canadian investments, including holding board positions, and has overseen global investments throughout his career.

DAVID L. MCAUSLAND (2, 3) Québec, Canada	Chairman of the Board of Directors	Counsel, McCarthy Tétrault LLP	March 2010
Mr. McAusland, the Chairman of the Board of Directors, is a corporate advisor, lawyer and experienced corporate director and senior executive. Mr. McAusland is counsel to the law firm McCarthy Tétrault and was previously Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., where he provided leadership on its worldwide mergers, growth strategies, major transactions and capital investments.

Mr. McAusland currently acts as a director of several private corporations in addition to being the Chairman of ATS Corporation. Mr. McAusland received his B.C.L. in 1976 and his LL.B. in 1977, both from McGill University. In 2002, he was awarded the Queen Elizabeth II Jubilee Medal in recognition of service to the community, in 2015 he was conferred the title Advocatus Emeritus (Ad. E.) by the Quebec Bar and in 2020 he received the distinction of Fellow of the Institute of Corporate Directors (F. ICD) by the Institute of Corporate Directors.

With his 40-year career, Mr. McAusland brings to ATS deep experience in the strategic issues facing a wide variety of businesses, both domestically and internationally, based on a broad variety of perspectives including as a senior executive of a large multi-national business, corporate director, lawyer and strategic advisor. Mr. McAusland is highly knowledgeable in all matters of corporate governance; his roles as a corporate director go back over 20 years and include membership on human resource and compensation committees as well as audit committees and roles as board chair. He has designed and led many high value-at-stake strategic initiatives and transactions, both friendly and contested as well as domestic and international, and he has spent much of his career with close involvement in the capital markets and corporate finance issues and initiatives. Mr. McAusland also brings experience as a leader of successful government relations initiatives and the development of strategies based on stakeholder alignment.

SHARON C. PEL (3, 5) Ontario, Canada	Director	Corporate Director	August 2023
Ms. Pel is an experienced board member, trustee and senior executive. She has more than 40 years' experience as a strategic business advisor, with extensive expertise in governance, securities regulatory and policy matters, and corporate, commercial and securities law. Ms. Pel was SVP, Group Head Legal and Business Affairs at TMX Group from 2003 until 2015, where she was responsible for advising the TMX board and executive management on all aspects of its governance, operations, growth strategies and legal and regulatory affairs. Prior to that, she was a partner at Torys LLP, an international business law firm.

Ms. Pel was appointed to the Board of Trustees of OPTrust in February 2017, served as Chair from 2020 to 2022, as Vice-Chair from 2018-2020 and is a current Board member. Ms. Pel is the past Board Chair of Canadian Feed the Children where she served as a Board member from June 2016 to December 2023. She sat on the board of IPL Plastics Inc. from June 2018 to November 2020, when it was taken private. She has a BA from the University of Toronto and an LLB from the University of Ottawa. She is also an Institute Certified Director (ICD.D) from the Institute of Corporate Directors, holds a Certificate in Pension Law from Osgoode Hall Law School, and has completed the Pension Governance Education Program at the International Centre for Pension Management at the University of Toronto Rotman School of Management.

Ms. Pel brings a broad range of experience to ATS. She has a deep knowledge of corporate governance in Canada and internationally. She has been involved in capital markets throughout her career, advising public and private companies on debt and equity financings, M&A transactions and securities regulatory matters. Ms. Pel has been involved in addressing the strategic issues challenging a wide array of businesses in Canada and abroad. She has participated in many high-stakes strategic initiatives to advance the interests of various businesses and their stakeholders, through to successful conclusions.

PHILIP B. WHITEHEAD (4) Basingstoke, UK	Director	Chairman Emeritus of Danaher's European Board and Vice President Corporate Development, Danaher Corporation	August 2018
Mr. Whitehead is an experienced business leader. He is currently Chairman Emeritus of Danaher's European Board and Vice President Corporate Development of the Danaher Corporation, a global science and technology company. Since joining Danaher in 1992, Mr. Whitehead has held a number of executive and operational roles beginning with Managing Director of Veeder Root Europe. In his current position, he supports Danaher's mergers and acquisition activity in Europe and also supports the corporation's growth initiatives in selected high growth markets. Earlier in his career, Mr. Whitehead worked in senior sales and marketing roles at Procter and Gamble, Hovis Marketing, and Unilever. He also operated his own management consultancy business. Mr. Whitehead has a Diploma in Marketing, Accounting and Finance from Bournemouth College, UK. Mr. Whitehead also served as a director of Mason Industrial Technology, a special purpose acquisition company.

Mr. Whitehead is skilled in overseeing businesses, having held CEO/managing director roles at several public and private companies in the UK and one in Switzerland. He has operations, manufacturing and lean operations experience through the many roles he has had within Danaher group companies, including Veeder Root, Gems Sensors, and others. Mr. Whitehead's capital markets experience was gained from his involvement in the listing of Micrelec as a UK public company, serving as Chairman of Nobel Biocare whilst it was publicly listed in Switzerland and through the many public to private deals completed as the lead on Danaher's prolific M&A record where he has been Managing Director of Corporate Development in Europe for the last 20 years. Mr. Whitehead sees his main skill set as lying within sales and marketing; and mergers and acquisitions, where he has held many senior responsibilities, including Brand Manager at Procter and Gamble, National Sales Manager at Unilever, and Marketing Director at Micrelec PLC. Internationally, he has had roles covering many geographies, including EU, South Africa, Australia, Middle East, Russia, Turkey, Hong Kong and parts of Asia and South America.

Notes:
(1) Member of Audit and Finance Committee.
(2) Member of Human Resources Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of Strategic Opportunities Committee.
(5) Member of Sustainability Committee.

EXECUTIVE OFFICERS

Name and place of residence	Position with Company or subsidiary

ANDREW P. HIDER North Carolina, USA	Chief Executive Officer

RYAN MCLEOD Ontario, Canada	Chief Financial Officer

JEFF ADAMSON Colorado, USA	Chief Information Officer

ANGELLA ALEXANDER Ontario, Canada	Chief Human Resources Officer

CHRISTIAN DEBUS Kusterdingen, Germany	President, Process Automation Solutions[1]

STEVE EMERY Ontario, Canada	Vice President, Global Procurement

MIROSLAV KAFEDZHIEV Ohio, USA	President, ATS Industrial Automation

CAMERON MOYER North Carolina, USA	Vice President, ABM

JEREMY PATTEN South Carolina, USA	President, Packaging and Food Technology

GORDON RAMAN Ontario, Canada	Chief Legal Officer

SIMON ROBERTS Ontario, Canada	President, After Sales & Service

JOE TASSONE Ontario, Canada	Vice President, Mergers & Acquisitions

1 As of April 2025, Process Automation Solutions rebranded as Orise
All of the above-mentioned persons have held their present positions or other senior positions with the Company for the last five years except as follows:
•From 2017 to 2023, Jeff Adamson served as Vice President, Global Business Services & Infrastructure at Sanmina Corporation.

•From 2006 to 2024, Miroslav Kafedzhiev served at Honeywell, most recently in the role of Vice President and General Manager of Honeywell Intelligrated.
•From 2019 to 2022 Cameron Moyer served as Vice President, Ensign-Bickford Operating System at Ensign-Bickford Industries, Inc.
•From 2019 to 2024 Gordon Raman served as Partner & Chair, ESG & Sustainability Practice at Fasken Martineau DuMoulin LLP.

Shareholdings of directors and executive officers

As at May 29, 2025, the directors and executive officers of ATS, as a group, beneficially owned or controlled, directly or indirectly, 15,993,518 Common Shares representing approximately 16.38% of the issued and outstanding Common Shares.

Additional disclosure for directors and executive officers

No director or executive officer was a director or executive officer of other companies which became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets in the 10 years preceding the date of this AIF and while they were directors or executive officers of the specified companies or within one year after they ceased to be directors or executive officers of the specified companies.

No director or executive officer was a director, chief executive officer or chief financial officer of another company which is at the date of this AIF, or was within 10 years before, subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer. For the purposes of the above, "order" means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

8.0 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the normal course of operations, the Company is a defendant in certain legal proceedings currently pending before various courts in relation to commercial disputes with customers and other third parties. The Company intends to vigorously defend its position in these matters.

While the Company cannot predict the final outcome of legal proceedings pending as at March 31, 2025, based on information currently available, no claim individually or in aggregate is material and the Company does not expect the resolution of these legal proceedings to have a material adverse effect on its financial position.

9.0 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

A summary of the Company's related party transactions is contained in the fiscal 2025 MD&A (see "Related Party Transactions").

10.0 MATERIAL CONTRACTS

Other than the agreements entered into during the normal course of business, the only material contracts entered into in fiscal 2025 or before fiscal 2025 and which are still in force, are the following:

1.Fifth Amended and Restated Credit Agreement dated as of July 29, 2020, as amended on May 21, 2021, August 21, 2021, November 4, 2022, and October 5, 2023, among the Company, certain of its subsidiaries as Guarantors, the Bank of Nova Scotia, in its capacity as Administrative Agent, TD Securities, in its capacity as Syndication Agent, and various lenders who become parties to the agreement from time to time, in respect of a $750,000,000 secured committed revolving line of credit and a $300,000,000 non-amortized secured term credit facility; and
2.Indenture dated as of December 29, 2020, among the Company, certain of its subsidiaries as Guarantors and Computershare Trust Company, N.A., as trustee (the "Computershare N.A."), as amended by the First Supplemental Indenture, dated as of February 8, 2021 between the Company and Computershare N.A. (and as further amended and supplemented), in respect of U.S. $350,000,000 principal amount of 4.125% Senior Notes due 2028 (referred to as the U.S. Senior Notes in this AIF).
3.Indenture dated as of August 21, 2024, among the Company, certain of its subsidiaries as Guarantors and Computershare Trust Company of Canada, as trustee ("Computershare Canada"), as supplemented by the Supplemental Indenture, dated as of December 19, 2024 between the Company and Computershare Canada, in respect of $600,000,000 principal amount of 6.50% Senior Notes due 2032 (referred to as the CAD Senior Notes in this AIF).

11.0 INTEREST OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, the external auditors of the Company, reported on the fiscal 2025 audited consolidated financial statements of the Company which were filed by the Company with securities regulators pursuant to National Instrument 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP is independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

12.0 AUDIT COMMITTEE INFORMATION

The Audit and Finance Committee's primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, and the audit process and processes for identifying, evaluating, and monitoring the management of the Company's principal risks impacting financial reporting. The committee also assists the Board of Directors with the oversight of financial strategies and principal risks identified by management that could materially impact the financial reporting of the Company.

A copy of the Audit and Finance Committee's Charter is attached to this AIF as "Appendix A".

The Audit and Finance Committee is composed of Ms. Ferstman (Chair), Mr. Cummings, and Ms. Lange. Each of the members of the committee is an unrelated, financially literate director and is considered by the Board of Directors to be independent of management. The committee met formally four times during the fiscal year ended March 31, 2025. The following sets out the education and experience of the members of the Audit and Finance Committee:

•Ms. Ferstman currently serves as a corporate director. She has over 20 years of progressive experience in the financial industry. Over an 18-year period until her retirement in June 2012, she held several leadership positions with the Dundee group of companies, which operated in wealth management, resources and real estate verticals. She was responsible for financial and regulatory reporting, risk management and involved in mergers and acquisitions and strategic development and held the position of Chief Financial Officer for many years and latterly held the positions of Vice Chair of DundeeWealth Inc. and President and Chief Executive Officer of Dundee Capital Markets Inc. Prior to joining the Dundee group of companies, Ms. Ferstman spent five years at a major international accounting firm. She is a Chartered Professional Accountant and has a Bachelor of Commerce and Graduate Diploma in Public Accountancy from McGill University. She currently serves as the Chair of DREAM Unlimited Corp. (a real estate company). She also serves as director of Cogeco Communications Inc. (a communications company) and sits on the Board of SINAI Health, an internationally recognized acute care academic health science centre. Ms. Ferstman was formerly a director of Osisko Gold Royalties Ltd. (a mining royalty company) from 2014 to May 2025 and was formerly a director of Osisko Development Corporation.

Ms. Ferstman brings a wealth of experience. She was CEO of Dundee Capital Markets Inc., a financial services company focused on investment banking, sales trading and financial advisory. She is a financial expert, being a CPA, having been a CFO of complex public companies for approximately 18 years, and an audit committee member/chair in various industries. Her capital markets experience was gained throughout her executive career at a financial company which operated in the capital markets and performed a variety of capital markets functions for clients. In addition, as a CFO of a public company, Ms. Ferstman dealt with many aspects of capital markets, debt and equity financings, research analysis, and M&A transactions. Ms. Ferstman's international exposure includes having overseen operations in the USA and Europe. She has had the opportunity to deal with many aspects of executive compensation in her career. Her experience on various boards of directors has provided additional exposure to capital markets, international business, human resources, legal, and governance matters.

•Mr. Cummings is an internationally experienced corporate executive and independent board director with a reputation for driving strategic digital transformation of traditional business models. With a career in oil & gas, heavy equipment and distribution businesses in both public and private companies. In addition to his roles as an independent board director of publicly listed and startup companies, Mr. Cummings has held executive leadership roles in Digital, IT, engineering, operations and commercial during his career.

Since retiring from a full time executive role in 2023, most recently Mr. Cummings was the Executive Vice President and Chief Digital Officer for Finning International – a 90-year-old $8 billion public company headquartered in Vancouver, Canada and the world's largest Caterpillar Equipment dealership. At Finning he led the digital, revenue management, operations excellence, digital marketing, IT and cyber teams. Mr. Cummings was the architect of the Finning digital strategy and the creator of the Digital division that has played a major role in adding value to the traditional Finning business model.

Prior to joining Finning, Mr. Cummings held C-suite business development, commercial and Technology leadership positions at privately held Maxum Petroleum in Connecticut, USA - North America's largest fuels and lubricants distribution company, and Univar in Seattle Washington, an $11 billion global industrial chemical distributor – taking both organizations from private ownership to public through LBO to IPO cycles.

Until the end of 2023 Mr. Cummings was a member of the board of directors of Sanctuary.ai – a robotics and artificial intelligence startup headquartered in Vancouver BC and as well as a board member for BCTech, a Vancouver based government partnered not-for-profit organization dedicated to scaling technology startups.

Starting his career in the UK oil and gas industry, Mr. Cummings spent 23 years with ConocoPhillips, holding international leadership roles in operations, engineering, technology, commercial and business development while based in multiple countries and five continents.

Mr. Cummings was educated in the United Kingdom where he earned a BS (Honors) and an MBA in Business Management.
•Ms. Lange, a German citizen, has more than 30 years of business experience in top management and in consulting across many of the geographies ATS serves, including Germany and China. Most recently, she was the CEO of Fritsch Holding AG, a mid-sized German machinery company. Before that, she served as a member of the Management Board of Voith Hydro, where she was responsible for growing the Automation and Service divisions as well as for developing new digital business models. Previous to that, Ms. Lange spent 22 years with the Boston Consulting Group (BCG), based in Munich, Germany, where she worked as a Partner and Managing Director with over 100 companies in sectors such as machine and plant construction, chemicals, automotive, energy, packaged consumer goods and many more. During her time with BCG she spent two years in Shanghai, running the local office and developing the Chinese market. Ms. Lange was a member of the Board of Directors and Audit Committee of Heidelberger Druckmaschinen AG from 2015 to 2020, Chair of the Supervisory Board, and member of the Audit Committee of Blue Cap AG from June 2022 to June 2024. Ms. Lange graduated from the University of Munich with a degree in Journalism and earned a Master of Business Administration from INSEAD/France, where she is also teaching in the MBA program as Adjunct Professor.

Ms. Lange brings to ATS a broad skill set including: her experience as a CEO at Fritsch Holding AG, overseeing all aspects of the business; direct experience in operations, manufacturing, sales and marketing, R&D/technology, and digital offerings at Voith Hydro, where she was responsible for the after-market business, automation business, running a sales and marketing organization, product management of turbines, generators and complete power plants, and development of new digital offerings. At BCG, Ms. Lange gained human resources experience, being responsible for career development in Germany and leading the European women's initiative. Having lived and worked in China for two years, and having spent several months in each of the USA, Russia, Brazil, Israel, UK, and Thailand (among others), Ms. Lange brings a unique international perspective. In addition to Ms. Lange's exposure to financial matters throughout her career, financial experience was also gained by way of an MBA specialization in corporate finance, and having been a member of the Audit Committee of Heidelberger Druckmaschinen AG.

Included in section D(2)(m) of the Charter for the Audit and Finance Committee of the Board of Directors (Appendix A), are requirements surrounding engagement of the Company's external auditors for any non-audit related services ("Requirement for Pre-Approval of Non-Audit Services"). The objective of the Requirement for Pre-Approval of Non-Audit Services is to ensure the external auditors' objectivity is not compromised. This section of Appendix A sets out the rules to be followed when engaging the Company's external auditors for any non-audit related engagement, including a list of services that the

Company's external auditors are prohibited from providing, as well as a list of services that may be provided subject to the approval of the Audit and Finance Committee. The Audit and Finance Committee must pre-approve all permitted non-audit related services. The Audit and Finance Committee may delegate its pre-approval authority to a designated member of such Committee; such designated member must report any decisions that they make to the full Audit and Finance Committee at its next scheduled meeting.

13.0 COMPENSATION OF AUDITORS

The breakdown of fees incurred for services provided in fiscal 2025 by the Company's current auditors, Ernst & Young LLP, initially appointed on June 18, 2009, are as follows:

Fiscal 2025
Audit fees         $ 6,213,000 1
Audit-related fees     $ 196,000 2
Tax fees         $ 2,473,000 3

The breakdown of fees incurred for services provided in fiscal 2024 are as follows:

Fiscal 2024
Audit fees         $ 3,580,000 1
Audit-related fees     $ 227,000 2
Tax fees         $ 3,559,000 3

Notes
(1) "Audit fees" include fees related to quarterly reviews and year-end audits.
(2) "Audit-related fees" are primarily related to work in respect of statutory audit fees for entities outside the scope of the consolidated audit.
(3) "Tax fees" are primarily related to global tax compliance and advisory services.

14.0 TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Investor Services Inc., and may be contacted at its principal office located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. General shareholder inquiries by phone: 1-800-564-6253 (toll free North America – International 514-982-7555), by fax: 1-888-453-0330 (toll free North America – International 416-263-9524) or by email: service@computershare.com.

15.0 ADDITIONAL INFORMATION

Additional information regarding the Company is available at the Company's profile on SEDAR+ at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on the Company's website at www.atsautomation.com.

Additional information, including directors' and officers' remuneration, principal holders of the Company's securities and details of options to purchase securities is contained in the Company's Management Information Circular prepared for the most recent annual meeting of shareholders and available on the Company's profile on SEDAR+ at www.sedarplus.com and on the Company's profile on U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov. Additional financial information, including the Company's audited consolidated financial statements for the fiscal year ended March 31, 2025, is provided in the Company's annual audited consolidated financial statements, the notes thereto, auditor's report thereon, and accompanying fiscal 2025 MD&A. A copy of all such documents may be obtained upon request from the Secretary of the Company and can also be found at the Company's issuer profile on SEDAR+ at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on the Company's website at www.atsautomation.com.

Notes to readers:
Amounts are expressed in Canadian currency unless otherwise noted.

Forward-looking statements:
This Annual Information Form of ATS contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the ABM; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the development of the Company's digitalization capabilities; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; expected results of reorganization activity and their anticipated timeline; the Company’s belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies; the remediation plan for material weaknesses in the Company's internal control over financial reporting; and the uncertainty and potential impact on the Company’s business and operations due to the current macro-economic environment including the impacts of inflation, uncertainty caused by supply chain dynamics, interest rate changes, energy shortages, global price increases, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Important risks, uncertainties and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; impact of factors such as increased pricing pressure, increased cost of energy and supplies and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; that the ABM is not effective in accomplishing its goals; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; that the Company is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulation or delays; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global prices increases; the failure to realize the savings expected from reorganization activity or within the expected timelines; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; underlying trends driving customer demand will not materialize or have the impact expected; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in this Annual information Form for the fiscal year ended March 31, 2025, which are available on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the assumption of successful implementation of margin improvement initiatives; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company’s ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company’s competitive position in the industry; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company’s customers; and general economic and political conditions and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included herein are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

APPENDIX A

ATS CORPORATION
(the "Company")

CHARTER FOR
THE AUDIT AND FINANCE COMMITTEE OF
THE BOARD OF DIRECTORS

A. PURPOSE

1.The primary functions of the Audit and Finance Committee (the "Committee") are to monitor the integrity of the Company's consolidated financial statements and oversee the accounting and financial reporting practices of the Company and the audits of the Company's consolidated financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and the effectiveness of internal controls over financial reporting; monitoring the system of internal control; monitoring the Company's compliance with the binding requirements of any stock exchanges on which the securities of the Company are listed, the rules of applicable Canadian securities regulators, the rules promulgated by the U.S. Securities and Exchange Commission and all other applicable laws (collectively, the "Applicable Requirements"); consideration of and compliance with, as determined or required from time to time, the recommendations of other governing bodies such as the Canadian Public Accountability Board to enhance audit quality; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external and internal auditors; reviewing the qualifications, independence and performance of the Company's financial management; and identifying, evaluating and monitoring the management of the Company’s principal risks impacting financial reporting. The Committee also assists the Board with the oversight of financial strategies and overall risk management.
2.The Committee is not responsible for: planning or conducting audits; certifying or determining the completeness or accuracy of the Company's financial statements or that the financial statements are in accordance with generally accepted accounting principles; or guaranteeing the report of the Company's external auditor. The fundamental responsibility for the Company's financial statements and disclosure rests with management. The external auditor is responsible for auditing the Company's annual consolidated financial statements and for reviewing the Company's unaudited interim financial statements.

B. MEMBERSHIP AND ORGANIZATION

1.Composition - The Committee shall consist of not less than three independent members of the Board. At the invitation of the Committee, members of the Company's management and others may attend Committee meetings as the Committee considers necessary or desirable. Without Board approval, a Committee member shall not sit on more than two other audit committees of publicly traded companies or trusts.
2.Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company's shareholders at which the member's term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill a vacancy in the membership of the Committee.
3.Independence - Each member of the Committee shall meet the independence and audit committee composition requirements of the Applicable Requirements. Committee members shall not receive any compensation from the Company other than director's fees.
4.Financial Literacy - At the time of his or her appointment to the Committee, each member of the Committee shall be able to read and understand a set of financial statements, including a balance sheet, cash flow statement and income statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. At the time of his or her appointment to the Committee, each member of the Committee shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years. In appointing the Committee from among the Board, the Board shall consider the benefit of having at least one member of the Committee with past employment experience in financing or accounting, a requisite professional certificate in accounting, or other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.
5.Additional Requirements - If a member of the Committee simultaneously serves on the audit committees of more than three public companies, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.
C. MEETINGS
1.Meetings - The members of the Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external and internal auditors and non-Committee board members are entitled to receive notice of and attend and be heard at each Committee meeting. The Chair, any member of the Committee, the external auditors, the internal auditors, the Chairman of the Board, the Chief Executive Officer, or the Chief Financial Officer may call a meeting of the Committee by notifying the Company's Corporate Secretary who will notify the members of the Committee. The Chair shall chair all Committee meetings that he or she attends, and in the absence of the Chair, the members of the Committee present may appoint a chair from their number for a meeting.
2.Corporate Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Committee requests, shall act as secretary at Committee meetings. Minutes of Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Committee for approval.
3.Quorum - A majority of the members of the Committee shall constitute a quorum. The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution of the Committee.
4.Access to Management and Outside Advisors - The Committee shall have unrestricted access to the Company's management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the external auditor, the internal auditor, the Chief Financial Officer, the Chief Executive Officer or any other officer or employee of the Company or its affiliates. The Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer.
5.Funding - The Company shall provide appropriate funding, as determined by the Committee, for (i) the payment of compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) payment for the services of any advisors retained by the Committee; and (iii) the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
6.Meetings Without Management - The Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which only independent directors are present, either alone or with external auditors, internal auditors, or other Company management.
D. FUNCTIONS AND RESPONSIBILITIES
The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the Applicable Requirements.
1.Financial Reports
a.General - The Committee is responsible for overseeing the Company's financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The external auditors are responsible for auditing the Company's annual consolidated financial statements and for reviewing the Company's unaudited interim financial statements.
b.Review of Annual Financial Reports - The Committee, management, and the external auditor, shall review and discuss the annual consolidated audited financial statements of the Company, the external auditors' report thereon, the related management's discussion and analysis of the Company's financial condition and results of operation ("MD&A"), the financial disclosure in any earnings press release, and, if applicable, either at a general or specific level, any financial information and earnings guidance provided to analysts and rating agencies. After completing its review, if advisable, the Committee shall approve and recommend for Board approval the annual financial statements, the related MD&A, and the earnings release.
c.Review of Interim Financial Reports - The Committee, management, and the external auditor, shall review and discuss the interim consolidated financial statements of the Company, including the quarterly financial statements, the external auditors' review report thereon, the related MD&A, the financial disclosure in any earnings press release, and, if applicable, either at a general or specific level, any financial information and earnings guidance provided to analysts and rating agencies. After completing its review, if advisable, the Committee shall approve the interim financial statements, the related MD&A, and the earnings release and may recommend same for approval by the Board.
d.Review Considerations - In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:
i.meet with management, the external auditors, and the internal auditors to discuss the financial statements and MD&A;
ii.review the disclosures in the financial statements;
iii.review the audit report or review report prepared by the external auditors;
iv.discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;
v.review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
vi.review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;
vii.review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
viii.review the use of any non-IFRS measures and additional IFRS measures, including "pro forma" or "adjusted" information;
ix.review management's report on the design and effectiveness of disclosure controls and procedures and internal controls over financial reporting;
x.review results of the Company's audit committee hotline program;
xi.meet in private with external auditors, internal auditors, and one or more senior executives;
xii.review with the external auditor any audit problems or difficulties and management's response; and
xiii.review any other matters, related to the financial statements, that are brought forward by the external or internal auditors, management, or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.
e.Approval of Other Financial Disclosures - The Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering documents of the Company.

2.Auditors
a.General - The Committee shall be directly responsible for oversight of the work of the external auditors, including the external auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. The external auditors shall report directly to the Committee and the Committee shall have authority to communicate directly with the Company's internal auditors and external auditors.
b.Appointment and Compensation - The Committee shall review and, if advisable, select and recommend to the Board, for shareholder approval, the appointment of the external auditors. The Committee shall review and, if advisable, recommend for shareholder approval the compensation of the external auditors, unless such authority is delegated by the shareholders to the Committee, in which case the Committee shall determine the compensation of the external auditors.
c.Resolution of Disagreements – The Committee shall resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.
d.Discussions with External Auditor – At least annually, the Committee shall discuss with the external auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the audit committee, including the matters required to be discussed by Applicable Requirements.
e.External Audit Plan - At least annually, the Committee shall review a summary of the external auditors' annual audit plan. The Committee shall consider and review with the external auditors any material changes to the scope of the plan.
f.Internal Audit Plan - At least annually, the Committee shall review and approve the internal auditors' annual audit plan. The Committee shall consider and review with the internal auditors any material changes to the scope of the plan.
g.Quarterly Review Report - The Committee shall review a report prepared by the external auditors in respect of the results of the external auditor's review of the interim financial statements of the Company.
h.Independence of External Auditors - At least annually, and before the external auditors issue their report on the annual financial statements, the Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Company; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the external auditors.
i.Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than seven fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.
j.Evaluation of Qualifications and Performance of External Auditor - At least annually, the Committee shall review the qualifications and performance of the external auditor, including the quality of services delivered by the external auditor. Periodically, at intervals greater than one year and as determined by the Committee or mandated by the Applicable Requirements, the Committee shall undertake a more comprehensive review of the external auditor, focusing on topics such as trends in the firm's performance, industry expertise, and professional skepticism; quality control; quality of thought leadership and transparency of communications; and results of annual assessments.
k.Evaluation on Internal Audit Function - At least annually, the Committee shall review the mandate, reporting relationship, activities, staffing, organizational structure and credentials of the Internal Audit Department. The Committee shall review the annual performance of the internal audit function.
l.Hiring of Former Employees of External Auditor – The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present external auditor of the Company.
m.Requirement for Pre-Approval of Non-Audit Services - The Committee shall approve in advance all non-audit services to be provided to the Company or its subsidiaries by the external auditors in accordance with Applicable Requirements, and Board approved detailed policies and procedures specifically relating to such non-audit services. The Chairman of the Committee and any other member(s) of the Committee designated by the Committee shall have delegated pre-approval authority. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting. Approval by the Committee of a non-audit service to be performed by the external auditor of the Company shall be disclosed to the Company's investors in periodic reports as required by the Applicable Requirements.
3.Internal Controls
a.General - The Committee shall review the adequacy of the Company's internal accounting and disclosure controls, its management information systems and its financial, auditing and accounting organizations and systems.
b.Establishment, Review and Approval - The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over maintenance of records, financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external and internal auditors:
i.the effectiveness of, or weaknesses or deficiencies in: the design or operating effectiveness of the Company's internal controls (including computerized information system controls and security); and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions;
ii.any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;
iii.any material issues raised by any inquiry or investigation by the Company's regulators;
iv.the Company's fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and
v.any related significant issues and recommendations of the auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.
c.Internal Auditors' Testing of Internal Controls. The Committee shall review the internal auditors' quarterly report which addresses the testing of internal controls.
4.Compliance with Legal and Regulatory Requirements - The Committee shall receive and review regular reports from the Company's General Counsel and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company's compliance policies; and any material communications received from regulators. The Committee shall review management's evaluation of and representations relating to compliance with specific Applicable Requirements, and management's plans to remediate any deficiencies identified.
5.Committee Hotline Procedures - The Committee shall establish or oversee the establishment of procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Chair of the Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management, internal auditors, external auditors (as necessary), and the general counsel to reach a satisfactory conclusion.
6.Compliance with Hotline – The Committee shall:
i.at least annually, review and assess the adequacy of and, if advisable, approve and recommend for Board approval, any amendments to the Company's telephone/internet hotline service ("Hotline") or how the availability of that service is communicated to employees through the Code of Business Conduct or otherwise;
ii.review and, if advisable, approve the Company's processes for administering the Hotline; and
iii.review, on a regular basis, summaries of the usage of, and the matters being reported to, the Hotline.
7.Committee Disclosure - The Committee shall prepare, review and approve any audit committee disclosures required by securities regulators in the Company's disclosure documents.
8.Delegation - The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Committee deems appropriate.
E. FINANCIAL STRATEGY
1.The Committee shall review with management significant financial matters affecting the Company, and shall report on such matters to the Board.
2.The Committee shall oversee the development of adequate strategies, as appropriate, with respect to financing and investment (i.e., capital structure, funding vehicles, and financial performance criteria).
3.The Committee shall review all material financial transactions and investments to be undertaken by the Company.
F. RISK MANAGEMENT
1.The Committee shall monitor the management of the principal risks identified by management that could materially impact the financial reporting of the Company.
G. REPORTING TO THE BOARD
1.The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.
H. GENERAL
1.The Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Committee's discretion, to exercise its powers and fulfill its duties under this mandate.
2.The Committee shall review this Charter on an annual basis or more frequently, as required. Where appropriate, the Committee shall propose changes to this Charter to the Board.
3.The Committee shall assess and report annually to the Board on the performance of the Committee by comparing the performance of the Committee against this Charter and the

Committee's goals and objectives for the year.
I. CURRENCY OF THE AUDIT COMMITTEE CHARTER
1.This charter was last amended and approved by the Board on February 8, 2023, with the last amendment effective as of May 25, 2023.